PROSPECTUS                                      Filed Pursuant to Rule 424(b)(4)
OCTOBER 30, 1997                                Registration Number 333-37357

                               3,000,000 SHARES

                              SUPERIOR CONSULTANT
LOGO                         HOLDINGS CORPORATION

                                 COMMON STOCK

  Of the 3,000,000 shares of Common Stock offered hereby, 2,000,000 shares are being issued and sold by Superior Consultant Holdings Corporation (the "Company") and 1,000,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "SUPC." On October 29, 1997, the last reported sale price of the Common Stock was $32 3/4 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------

                                    UNDERWRITING
                        PRICE      DISCOUNTS AND     PROCEEDS     PROCEEDS TO
                        TO THE      COMMISSIONS       TO THE      THE SELLING
                        PUBLIC          (1)        COMPANY (2)    STOCKHOLDERS
------------------------------------------------------------------------------
Per Share..........     $32.00         $1.60          $30.40         $30.40
Total (3)..........  $96,000,000     $4,800,000    $60,800,000    $30,400,000
------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses, estimated at $350,000, which will be paid by the Company.
(3) The Company and certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, 95,000 of such Shares will be sold by the Company and 355,000 shares will be sold by certain Selling Stockholders. The total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds to the Selling Stockholders will be $110,400,000, $5,520,000, $63,688,000 and $41,192,000, respectively. The Company will not receive any of the proceeds of the sale of shares by the Selling Stockholders pursuant to the Underwriters' over-allotment option, if exercised. See "Principal and Selling Stockholders" and "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New York, New York, on or about November 4, 1997.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION
                       WILLIAM BLAIR & COMPANY

                                               JEFFERIES & COMPANY, INC.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information concerning the Company can be inspected and copied at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market, and such reports, proxy material and other information can also be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20549.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission, a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed as part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission, and copies of all or any part thereto may be obtained from the Commission, as described in "Available Information." The Registration Statement, including the exhibits and schedules thereto, are also available on the Commission's web site at http://www.sec.gov.

  This Prospectus contains certain forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends," or other words of similar intent. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this Prospectus.

  Superior and Enterprise are service marks of the Company. All trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless indicated otherwise, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. The Company has two wholly-owned operating subsidiaries, Superior Consultant Company, Inc. ("Superior") and Enterprise Consulting Group, Inc. ("Enterprise," formerly known as UNITIVE Corporation). Unless the context otherwise indicates, all references to the "Company" include Superior and Enterprise.

                                  THE COMPANY

  The Company, through Superior, is a national healthcare consulting firm that provides a wide range of information technology ("IT") consulting and strategic and operations management consulting services to a broad cross-section of healthcare industry participants and healthcare information system vendors. The Company uses its in-depth institutional knowledge and nationally deployed group of experienced consultants to help clients plan and execute business strategies. The Company's comprehensive continuum of solutions includes: strategic planning and operations management consulting; information systems planning, implementation and integration; and interim management and outsourcing.

  The Company's healthcare consulting services integrate many diverse facets and constituencies of the healthcare industry. Through its strategic consulting, the Company brings together the healthcare and business relationships required to establish and maintain efficient and collaborative Integrated Delivery Networks ("IDNs"). Through its operations management consulting, IT project consulting, interim management and IT outsourcing, the Company links the needs and optimizes the contributions of clinical, information and management personnel. Through its IT implementation, planning and integration consulting, the Company forges a value-added link between healthcare information systems vendors and their customers by maximizing the potential of existing technology and providing a bridge to emerging technologies. The Company's broad expertise in numerous healthcare information systems and technologies and its independent status enable the Company to recommend and implement customized solutions that are unbiased toward specific organizations including hardware and software vendors.

  The Company believes several competitive factors distinguish it from other participants in the healthcare consulting market, including: (i) an extensive healthcare focus giving the Company an in-depth knowledge of the healthcare industry and a detailed understanding of each client's particular business environment and market dynamics; (ii) proprietary information and communication systems which are used by the Company's consultants on a daily basis to access product and industry knowledge, facilitate seamless geographic communication and effectively manage and complete engagements; (iii) recognized expertise resulting from Superior's experienced healthcare consultants, who have an average of over 17 years of healthcare and IT experience; (iv) a demonstrated ability to attract outsourcing clients; (v) an ability to recruit and retain highly experienced personnel which is enhanced by the Company's motivational and interactive work environment; (vi) a structured framework and supportive culture for education, skills enhancement and personnel development; (vii) an extensive knowledge of the products and technologies of major healthcare information system vendors; and (viii) long-term client relationships that often create opportunities for additional engagements.

  The Company serves clients across a broad cross-section of the healthcare industry. From January 1, 1996 through June 30, 1997, the Company provided services to over 420 healthcare clients on over 1,000 engagements. The Company believes that its long-term relationships, in-depth knowledge of its client's needs and its broad range of services provide it with significant advantages over its competitors in marketing additional services and winning new engagements. In each of the last three completed fiscal years, the Company's revenues from clients served in the prior year exceeded 75% of total revenues. The Company's goal is to be the preferred, if not sole, provider of a broad range of solutions for each of its clients.

  The healthcare industry continues to undergo rapid, profound change as healthcare providers face external and internal pressures to meet the competitive demands of the marketplace, comply with increasing government regulations and cope with the advent of managed care. As industry consolidation and the formation of IDNs create larger and increasingly far-reaching healthcare organizations, providers must place greater focus on information management and business process solutions to control costs, demonstrate quality, measure performance and increase efficiency. Those pressures have driven the healthcare industry's substantial spending on IT, which was estimated by International Data Corporation to have been approximately $9.9 billion in 1995. Healthcare IT has grown increasingly complex, costly and burdensome due to the challenges of deploying new technology, implementing new enterprise-wide information systems, maintaining older systems and meeting staffing requirements in a market with an insufficient pool of qualified IT professionals. In addition, the changing business environment has also produced an evolving range of strategic and operational options for healthcare entities, many of which are unfamiliar to an industry that has historically operated under a non-aligned, third-party payor environment. As a result, the Company believes that healthcare organizations will continue to turn to outside consultants for a wide range of IT, strategic and operational solutions. For example, according to DataQuest, expenditures by healthcare industry participants on IT professional services have grown at a compound annual rate of 14.9% from an estimated $2.5 billion in 1994 to an estimated $3.3 billion in 1996.

  The Company's growth strategy is focused on: (i) growing the core business;
(ii) providing outsourcing; (iii) pursuing strategic acquisitions and alliances; and (iv) intensifying its geographic presence. By successfully achieving these goals, the Company believes it can further enhance its leadership position in the healthcare consulting industry.

  In addition, the Company's strategy focuses on expanding Enterprise, which assists its diverse group of clients in various industries with network and telecommunication design and acquisition, enterprise messaging, intranet and web strategies, workgroup consulting and software and application development solutions. The Company intends to capitalize on opportunities to cross-market Enterprise's groupware development and management services to its healthcare clients while continuing to expand Enterprise's business across a broad range of industries.

                              RECENT DEVELOPMENTS

  In pursuit of its growth strategy, in 1997 the Company entered into three multi-year IT outsourcing agreements and acquired three companies which had combined aggregate revenue of approximately $21.1 million for their most recently completed fiscal years.

 . In January 1997, the Company entered into a five-year outsourcing agreement with a new client, Zieger Healthcare Corporation ("Zieger"). Under the agreement with Zieger, the Company assumed responsibility for the information systems function, including planning, project management, "just-in-time" opportunities and data center operations, for Botsford General Hospital in Farmington Hills, Michigan ("Botsford"). The Company hired most of Botsford's existing IT staff who now serve Botsford or other clients of the Company.

 . In March 1997, the Company entered into a five-year outsourcing agreement with The Detroit Medical Center ("Detroit Medical"), an existing client. The agreement with Detroit Medical encompasses a wide array of applications management services, including patient, financial, clinical and operational projects. A portion of Detroit Medical's IT staff joined the Company and continue to serve Detroit Medical or other Company clients.

 . In September 1997, the Company entered into a comprehensive three-year IT outsourcing agreement with the Georgetown University Medical Center, an existing client which serves the entire Georgetown academic research clinical enterprise, including the faculty practice group ("Georgetown"). Under the Georgetown agreement, the Company will assume responsibility for Georgetown's IT function, including planning, applications implementation, project management, data center operations and implementation of a multi-year strategic plan. A majority of Georgetown's IT staff has joined the Company and will provide service to Georgetown or other clients of the Company.

 . On March 12, 1997, the Company acquired The Kaufman Group, Inc. ("The
   Kaufman Group"), a California-based healthcare consulting business, for up to approximately $4.7 million in cash and $1.6 million in Common Stock (74,590 shares). The Kaufman Group is a managed care consulting leader, advising provider organizations on a wide range of matters including mergers, acquisitions and alliances. The Kaufman Group is operating as a practice area within Superior, and its market research, strategy, transaction and valuation services complement the Company's existing services, broaden its service offerings and open new opportunities for cross-selling its other services.

 . On July 29, 1997, the Company acquired COMSUL, Ltd. ("COMSUL") for approximately $7.7 million in Common Stock (240,630 shares). COMSUL specializes in information systems, telecommunications, and corporate facilities and organizational design for a wide range of clients and has offices in New York, California and Texas. COMSUL has become the Network and Telecommunications Division of Enterprise, enhancing the geographic reach and scope of its business.

 . On August 14, 1997, the Company acquired Chi Systems, Inc. ("Chi"), for approximately $11.2 million in Common Stock (331,509 shares). Chi, based in Ann Arbor, Michigan, became an operating division of Superior and has offices in Philadelphia, Chicago and Denver. Chi's service offerings encompass strategic and business planning, facility planning and reconfiguration, ambulatory care planning, operations and quality improvement, clinical program planning, case management, patient-centered care, post-acute care and quality outcomes management.

  On October 22, 1997, the Company reported financial results for the three and nine month periods ended September 30, 1997. See "Recent Financial Results."

                                  THE OFFERING

Common Stock offered by the          2,000,000 shares
 Company...........................
Common Stock offered by the Selling  1,000,000 shares
 Stockholders......................
Common Stock outstanding
 immediately after the Offering....  10,206,464 shares (1)
Use of proceeds....................  Expansion of existing operations, including outsourcing, development of new service of-
                                     ferings, possible acquisitions of related
                                     businesses and general corporate purposes,
                                     including working capital. See "Use of Pro-
                                     ceeds."
Nasdaq National Market Symbol......  SUPC

--------------------
(1) Excludes (i) 539,478 shares of Common Stock reserved for issuance pursuant to stock options granted under the Company's Long-Term Incentive Plan as of September 30, 1997 at a weighted average exercise price of $21.22 per share; and (ii) 1,860,522 additional shares of Common Stock reserved for future issuance under the Company's Long-Term Incentive Plan. See "Management--Employee Benefit Plans--Long-Term Incentive Plan" and Note 6 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                      YEARS ENDED DECEMBER 31,                       JUNE 30,
                         ---------------------------------------------------- -------------------------
                                                                                                  PRO
                                                                   PRO FORMA                     FORMA
                          1992     1993    1994    1995    1996    1996(1)(2)  1996     1997    1997(2)
STATEMENT OF OPERATIONS
 DATA:
 Revenues............... $14,316  $15,559 $19,234 $25,906 $35,925   $40,130   $16,547  $25,974  $26,975
 Cost of services.......   6,822    6,802   8,505  12,008  17,743    18,926     8,197   12,963   13,275
 Selling, general and
  administrative
  expenses..............   5,712    6,200   8,223  10,045  13,498    14,380     6,250    9,925   10,180
 Executive compensation
  expense(3)............   3,480    1,931   2,445   3,730   4,579     1,885     2,600      444      604
                         -------  ------- ------- ------- -------   -------   -------  -------  -------
 Earnings (loss) from
  operations............  (1,698)     626      61     123     105     4,939      (500)   2,642    2,916
 Interest and other
  expense (income)......     (34)      22    (28)    (58)    (359)     (380)       (6)    (976)    (976)
                         -------  ------- ------- ------- -------   -------   -------  -------  -------
 Earnings (loss) before
  income taxes..........  (1,664)     604      89     181     464     5,319      (494)   3,618    3,892
 Income taxes...........     --       --      --      165     886     2,177        13    1,440    1,767
                         -------  ------- ------- ------- -------   -------   -------  -------  -------
 Net earnings (loss).... $(1,664) $   604 $    89 $    16 $  (422)  $ 3,142   $  (507) $ 2,178  $ 2,125
                         =======  ======= ======= ======= =======   =======   =======  =======  =======
 Net earnings per share.                                            $  0.57            $  0.28  $  0.28
                                                                    =======            =======  =======
 Weighted average number
  of common and common
  equivalent shares
  outstanding...........                                              5,530              7,688    7,718
                                                                    =======            =======  =======

                                                           AS OF JUNE 30, 1997
                                                          ----------------------
                                                          ACTUAL  AS ADJUSTED(4)
BALANCE SHEET DATA:
 Working capital......................................... $36,752    $ 97,202
 Total assets............................................  51,993     112,443
 Total debt..............................................     --          --
 Total stockholders' equity..............................  45,188     105,638

--------------------
(1) The pro forma statement of operations data for the year ended December 31, 1996 has been computed by adjusting the Company's net earnings to (i) eliminate executive compensation expense in excess of the amount of executive compensation (including the full amount of potential bonus) that would have been paid had executive compensation agreements, which became effective on October 16, 1996, the closing date of the Company's initial public offering, been effective throughout such period; and (ii) record income taxes, assuming an effective tax rate of 39.4%, which would have been recorded had Superior been a C Corporation during such period.
(2) Gives effect to the acquisition of The Kaufman Group as if it had occurred on January 1, 1996. Does not give effect to the acquisitions of COMSUL and Chi which will be reflected in the Company's financial statements for the quarter ending September 30, 1997. COMSUL and Chi had aggregate revenues of approximately $16.9 million for their most recently completed fiscal years.
(3) Executive compensation expense includes salary and bonuses for Richard D. Helppie, Jr., Charles O. Bracken and Robert R. Tashiro. The Company entered into agreements with these three officers, effective October 16, 1996, the closing date of the Company's initial public offering, through December 31, 1997, which will provide them with annual compensation in the aggregate amount of approximately $1.1 million, comprised of base salary and bonus compensation based on achievement of certain pre-determined performance criteria. These limitations did not apply to amounts paid to these three officers on or prior to the closing of the Company's initial public offering.
(4) Adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby at the public offering price of $32 per share, net of underwriting discounts and commissions and estimated costs of this offering.

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, investors should consider carefully the following factors in connection with an investment in the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement includes words such as the Company "believes," "anticipates," "expects," "estimates," "intends," or other words of similar import. Similarly, statements that describe the Company's future plans, objectives and goals are also forward-looking statements. The Company's actual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus.

RECRUITMENT AND RETENTION OF PROFESSIONAL STAFF

  The Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends in large part upon its ability to attract, develop, motivate and retain highly skilled consultants. There is significant competition for employees with the skills required to perform the services offered by the Company from other consulting firms, healthcare providers and other healthcare industry participants, health information systems vendors, clients, systems integrators and many other enterprises. There can be no assurance that the Company will be able to attract and retain a sufficient number of highly skilled employees in the future or that it will continue to be successful in training, retaining and motivating employees. The loss of a significant number of consultants and/or the Company's inability to hire a sufficient number of qualified consultants would adversely affect the Company's ability to secure, service and complete client engagements and could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "--Competition."

VARIABILITY OF QUARTERLY OPERATING RESULTS

  Variations in the Company's revenue and operating results may occur as a result of a number of factors, such as the number and significance of active client engagements during a quarter, delays incurred in connection with a project, employee hiring and consultant utilization. The timing of revenues is difficult to forecast because the Company's sales cycle can be relatively long and may depend on factors such as the size and scope of assignments, budgetary cycles and pressures and general economic conditions. In addition, a substantial percentage of the Company's expenses, particularly personnel and rent, are relatively fixed in advance of any particular quarter. As a result, a variation in the size or number of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter. Seasonal factors, such as vacation days and total business days in a quarter, and the business practices of clients such as deferring commitments on new projects until after the end of the calendar year or the client's fiscal year, could require the Company to maintain under-utilized employees and could therefore have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's annual employees' meetings can result in lower consultant utilization in the quarter in which the meeting occurs. Given the possibility of such fluctuations, the Company believes that comparisons of its results of operations for preceding quarters are not necessarily meaningful and that such results for one quarter should not be relied upon as an indication of future performance. Based on the preceding factors, it is possible that the Company may experience a shortfall in revenue or earnings from expected levels or otherwise fail to meet expectations of securities analysts or the market in general, which could have a material adverse effect on the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

MANAGEMENT OF GROWTH

  The Company's operational and geographic growth (including an increase from 5 to 18 facilities in the last twelve months) as well as the Company's acquisitions and success in securing outsourcing contracts has placed significant demands on the Company's management, administrative, operational and financial resources. The Company's ability to manage its growth will require the Company to continue to implement and improve its operational, financial and management information systems and to continue to expand, motivate and effectively manage an evolving and expanding workforce. In addition, the Company's success will depend in large part on its ability to maintain high levels of consultant utilization, maintain or increase billing rates, maintain quality and accurately set and meet schedules. If the Company is unable to manage effectively any of these variables, the quality of the Company's services, its ability to retain key personnel and its results of operation could be materially and adversely affected. No assurance can be given that the Company will continue to experience growth or that the Company will be successful in managing its growth, if any.

CLIENT CONCENTRATION

  The Company derives a significant portion of its revenues from a relatively limited number of clients. For example, during 1996 and the six months ended June 30, 1997 the Company's five largest clients accounted for approximately 25.8% and 29.9%, respectively, of the Company's revenues. Detroit Medical accounted for 7.1% and 10.0% of the Company's revenues in 1996 and the six months ended June 30, 1997, respectively. Two of the top five clients in 1996 were also among the Company's five largest clients during the six months ended June 30, 1997. Except for the Company's outsourcing contracts, which typically are for more than one year, clients engage the Company on an assignment-by-assignment basis, and a client can generally terminate an assignment at any time without penalty. In addition, the level of the Company's consulting services required by any individual client can diminish over the life of its relationship with the Company, and there can be no assurance that the Company will be successful in establishing relationships with new clients as this occurs. Moreover, there can be no assurance that the Company's existing clients will continue to engage the Company for additional projects or do so at the same revenue levels. The loss of any significant client could have a material adverse effect on the Company's business, financial condition and results of operations.

VENDOR SYSTEMS CONCENTRATION

  There are numerous healthcare information systems solutions available to the healthcare industry. Vendors of these products come into and out of favor depending on a variety of factors. Although the Company's consultants have expertise with the information systems developed by numerous healthcare information system vendors, historically the Company has experienced periodic revenue concentration from client projects involving the products of an evolving group of vendors. At present, the Company believes that its current concentration of revenue derived from the planning, management, process design and implementation involving the products of three leading healthcare information systems vendors, Shared Medical Systems Corporation ("SMS"), HBO & Company ("HBOC") and Cerner Corp. ("Cerner") generally reflects the current favor of the healthcare industry participants served by the Company to these vendors. Client projects involving the products of these three vendors, together, represented approximately 44.2% and 30.9% of the Company's revenues in 1996 and the six months ended June 30, 1997, respectively. Should one of these vendors (or any vendors with whose products the Company has substantial involvement) lose favor in the healthcare industry, it would require the Company to refocus its efforts on alternative information systems products of other vendors. The loss of a major portion of the Company's business with respect to any one of these vendors could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON SENIOR MANAGEMENT

  The success of the Company is highly dependent upon the efforts, abilities and business generation capabilities of its senior management team, including its three most senior executive officers: Richard D. Helppie, Jr., President and Chief Executive Officer of the Company; Charles O. Bracken, Executive Vice President of Superior; and Robert R. Tashiro, Senior Vice President and Chief Operating Officer of Superior. Although client relationships are managed at many levels of the Company, the loss of the services of any of these key executives for any reason could have a material adverse effect upon the Company's business, financial condition and results of operations, including its ability to secure engagements. Moreover, certain client and industry relationships and areas of expertise are dependent on the efforts, abilities and business generation capabilities of other members of the Company's management team. The loss of the services of any of these management team members could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

RISKS OF COMPLETED ACQUISITIONS; RISKS OF ACQUISITION STRATEGY

  Since its initial public offering, the Company has consummated three acquisitions and the Company expects to continue to expand through acquisitions as a part of its growth strategy. However, the anticipated benefits of these acquisitions may not be achieved, and the Company's growth strategies will not be fully implemented, unless the Company successfully integrates and markets its acquired services in a timely manner. The difficulties of such integration may initially be increased by the necessity of integrating personnel with disparate business backgrounds and corporate cultures. Management's focus on the integration of acquired companies and the implementation of the Company's strategy may cause interruption, or loss of momentum, in the ongoing activities of the Company or one or more of the acquired companies, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company intends to continue to expand its geographic presence, industry expertise and technical scope through strategic acquisitions and alliances with companies that provide additional and complementary products, services or skills or have strategic client relationships. There can be no assurance that the Company will be able to identify suitable acquisition candidates or that, if identified, the Company will be able to acquire such companies on suitable terms. Moreover, other companies are competing for acquisition candidates, which could result in an increase in the price of acquisition targets and a decrease in the number of attractive companies available for acquisition. Acquisitions also involve a number of special risks, including: (i) adverse effects on the Company's reported operating results including increased goodwill amortization and interest expense; (ii) diversion of management attention; (iii) risks associated with unanticipated problems, liabilities or contingencies; (iv) difficulties related to the integration and management of the acquired business; (v) the risk of entering markets in which the Company has limited or no direct expertise; and (vi) the potential loss of key employees of the acquired companies. In addition, acquisitions may involve the expenditure of significant funds. There can be no assurance that any acquisition will result in long-term benefits to the Company or that management will be able to manage effectively the resulting business. The occurrence of some or all of the events described in these risks could have a material adverse effect on the Company's business, financial condition and results of operations.

HEALTHCARE INDUSTRY CONCENTRATION

  All of the revenues of the Company's wholly-owned healthcare consulting subsidiary, Superior, in 1996 and for the six months ended June 30, 1997, were derived from clients involved in the healthcare industry. These revenues represented 91.6% and 89.1%, respectively, of the total revenues generated by the Company on a consolidated basis for the same periods. In addition, for the six months ended June 30, 1997, the Company's other wholly-owned subsidiary, Enterprise, derived 22.4% of its revenues from healthcare clients. As a result of the Company's focus on healthcare consulting, the Company's business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic and regulatory influences that may affect the procurement practices and operation of healthcare providers. Many federal and state legislators have announced that they intend to propose programs to reform the United States healthcare system at both the federal and state level and government agencies have intensified efforts to monitor fraud and abuse in healthcare programs reimbursed by federal and state agencies. These efforts could adversely affect the Company's clients, result in lower reimbursement rates and change the environment in which providers operate and could otherwise adversely affect service providers such as the Company. In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring investments, including investments in the Company's services. Moreover, many healthcare providers are consolidating to create larger healthcare delivery organizations and are forming affiliations for purchasing products and services. These consolidations and affiliations reduce the number of potential customers for the Company's services and the increased bargaining power of these organizations could lead to reductions in the amounts paid for the Company's services. In addition, this consolidation is likely to result in the acquisition of certain of the Company's clients, and such clients may scale back or terminate their relationship with the Company following their acquisition. The impact of these developments in the healthcare industry is difficult to predict and could have a material adverse effect on the Company's business, financial condition and results of operations.

PROJECT RISKS; LIMITED OUTSOURCING EXPERIENCE

  Many of the Company's engagements involve projects which are critical to the operations of its clients' business and which provide benefits that may be difficult to quantify. The Company's failure to meet a client's expectations in the performance of its services could damage the Company's reputation and adversely affect its ability to attract new business. In addition, the Company could incur substantial costs and expend significant resources correcting errors in its work, and could possibly become liable for damages caused by such errors. For example, the healthcare industry faces potential difficulties with its information systems and business operations arising out of potential Year 2000 problems. The Company is engaged in projects assisting clients in auditing Year 2000 compliance and taking steps to render information systems Year 2000 compliant. While the Company is not aware of any existing or potential claims, the occurrence of Year 2000 related systems failures in the information systems of clients of the Company could have a materially adverse effect on the Company's business, financial condition and results of operations, whether or not the Company bears any responsibility, legal or otherwise, for the occurrence of those problems.

  The Company has established a program to provide healthcare IT outsourcing which includes interim management, personnel acquisition and facilities management, and/or the transfer of a client's information system assets-- hardware/software and human resources--from an internal business function to an outsourced service. To implement its outsourcing program, the Company may be required to make substantial investments in capital assets and personnel for certain outsourcing contracts. The Company may also be dependent upon its ability to hire and retain some or all of an outsourcing client's former IT staff in order to provide appropriate service levels. The provision of outsourcing services and its profitability could also be adversely affected by the recent increase in government scrutiny of provider reimbursement practices. The Company has limited experience to date as an outsourcing provider, and there can be no assurance that the Company will be able to assess accurately the investment required and negotiate and perform in a profitable manner any of its outsourcing contracts. If the Company is successful in implementing its outsourcing strategy, the Company anticipates that competitors may increase their focus on this market which could adversely affect the Company's ability to obtain new outsourcing contracts as well as the profitability of any such contracts. In addition, any failure by the Company to perform adequately under its outsourcing agreements may adversely effect its ability to obtain future consulting engagements from these or other clients. As a result of the Company's success in obtaining outsourcing contracts and the nature of the practices of certain recently acquired companies, an increasing portion of the Company's projects are billed on a fixed-fee basis as opposed to the Company's general method of billing on a time and materials basis. The Company's failure to estimate accurately the resources and related expenses required for a fixed-fee project or its failure to complete its contractual obligations in a manner consistent with the project plan upon which its fixed-fee contract was based could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The market for the Company's services is highly fragmented and highly competitive and is subject to rapid change. The Company believes that it currently competes principally with systems integration firms, national consulting firms, including the consulting divisions of large accounting firms, information system vendors, service groups of computer equipment companies, facilities management companies, general management consulting firms and regional and specialty consulting firms. Many of the Company's competitors have significantly greater financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. Moreover, those competitors that sell or license their own software may in the future attempt to limit or eliminate the use of third party consultants, such as the Company, to implement and/or customize such software. In addition, vendors whose systems may enjoy wide market acceptance and large market share could enter into exclusive or restrictive agreements with other consulting firms which could eliminate or substantially reduce the Company's implementation work for those systems. There are relatively low barriers to entry into the Company's markets, and the Company has faced and expects to continue to face additional competition from new entrants into the healthcare consulting industry. In addition, combinations and consolidations in the consulting industry will give rise to larger competitors, whose relative strengths are impossible to predict. The Company also competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. This internal client competition may heighten as consolidation of healthcare providers creates organizations large enough to support more sophisticated internal information management capabilities. There can be no assurance that the Company will be able to compete effectively with current and future competitors or that competitive pressures (including wage pressures as the consultant labor market tightens) faced by the Company will not cause the Company's revenue or operating margins to decline or otherwise materially adversely affect its business, financial condition and results of operations.

LIMITED PROTECTION OF PROPRIETARY SYSTEMS AND PROCEDURES

  The Company's success is in part dependent upon its proprietary internal information and communication systems, databases, tools, and the methods and procedures that it has developed specifically to serve its clients. In addition, Enterprise has and will continue to develop proprietary groupware tools and applications. The Company has no patents; consequently, it relies on a combination of nondisclosure and other contractual arrangements and copyright, trademark and trade secret laws to protect its proprietary systems, information and procedures. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its proprietary rights. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into materially adverse license arrangements or result in protracted and costly litigation, regardless of the merits of such claims.

INFLUENCE OF PRINCIPAL STOCKHOLDER

  After completion of this offering, the Company's principal stockholder and Chief Executive Officer, Richard D. Helppie, Jr., will beneficially own approximately 31.1% (27.5% if the Underwriters' over-allotment option is exercised in full) of the Company's outstanding shares of Common Stock. As a result, Mr. Helppie will retain the voting power to exercise significant influence over the outcome of matters requiring a stockholder vote, including the election of directors and the approval of significant corporate matters. Such a concentration of control could adversely affect the market price of the Common Stock or could have the effect of delaying or preventing a change in control of the Company.

LIMITED TRADING HISTORY OF COMMON STOCK; STOCK PRICE VOLATILITY

  The Common Stock was first publicly traded on October 10, 1996 after the Company's initial public offering of Common Stock to the public at $16 per share. Between October 10, 1996 and September 30, 1997, the sale price has ranged from a low of $14 3/4 per share to a high of $37 1/4 per share. The market price of the Common Stock could continue to fluctuate substantially due to a variety of factors, including quarterly fluctuations in results of operations, adverse circumstances affecting the introduction or market acceptance of new services offered by the Company, announcements of new services by competitors, changes in the healthcare and IT consulting environments, changes in earnings estimates by analysts, sales of Common Stock by existing holders, loss of key personnel and other factors. The market price for the Company's Common Stock may also be affected by the Company's ability to meet analysts expectations, and any failure to meet such expectations, even if minor, could have a material adverse effect on the market price of the Company's Common Stock. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation instigated against the Company could result in substantial costs and a diversion of managements attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Price Range of Common Stock."

SIGNIFICANT UNALLOCATED NET PROCEEDS

  None of the anticipated net proceeds of this offering has been designated for specific uses. Therefore, the Board of Directors will have broad discretion with respect to the use of the net proceeds of this offering. See "Use of Proceeds."

CERTAIN ANTITAKEOVER EFFECTS

  The Company's Amended and Restated Certificate of Incorporation and By-Laws and the Delaware General Corporation Law include provisions that may be deemed to have antitakeover effects and may delay, defer or prevent a takeover attempt that stockholders might consider in their best interests. These include a board of directors which is divided into three classes, each of which is elected for staggered, three-year terms, By-Law provisions under which only the Chairman of the Board, a majority of the Board of Directors or stockholders owning at least 50% of the Company's capital stock may call meetings of stockholders and which require certain advance notice procedures for nominating candidates for election to the Board of Directors. The Board of Directors of the Company is empowered to issue up to 1,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of such shares, without any further stockholder action. The existence of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, this "blank check" preferred stock, and an issuance thereof, may have an adverse effect on the market price of the Company's Common Stock. Furthermore, the Company is subject to the antitakeover provisions of Section 203 of the Delaware General Corporation Law that prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 and certain other provisions of the Certificate of Incorporation could also have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Company's Common Stock. See "Management--Executive Officers and Directors" and "Description of Capital Stock--Antitakeover Effects of Provisions of the Certificate of Incorporation, By-Laws and Delaware Law."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of this offering, the Company will have 10,206,464 shares of Common Stock outstanding, of which the 3,000,000 shares sold pursuant to this offering as well as the 2,875,000 shares sold in the Company's initial public offering will be freely tradeable without restriction or further registration under the Securities Act, except shares acquired by affiliates of the Company. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted certain registration rights covering an aggregate of 315,220 shares of Common Stock (125,278 shares of which are being sold pursuant to this offering). In addition, 539,478 shares of Common Stock are issuable upon the exercise of outstanding stock options (96,596 of which are currently exercisable) which shares have been registered by the Company under the Securities Act and after issuance upon exercise will be freely tradeable without restriction. The Company, together with the directors, executive officers and the other Selling Stockholders (holding in the aggregate 3,940,469 shares of Common Stock upon consummation of this offering), have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, for a period of 90 days after the date of this Prospectus without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. However, Donaldson, Lufkin & Jenrette Securities Corporation may, in its discretion, waive the foregoing restrictions in whole or in part, with or without a public announcement of such action. Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. See "Dividend Policy."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

  Included in this Prospectus are various forward-looking statements, including, among others, the Company's goals and strategies, the expected growth of the healthcare consulting industry, the pace of change in the healthcare and IT marketplace, the demand for healthcare consulting and IT services, the Company's goal to expand service offerings and to pursue acquisitions, the ability to leverage the Company's client base into additional contracts, and the ability to obtain new outsourcing contracts.

  These statements are forward-looking and reflect the Company's current expectations. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in the economic and political environments, changes to technology and changes in the healthcare consulting marketplace. In light of the many risks and uncertainties surrounding the Company and the healthcare consulting marketplace, there can be no assurance that the events described in forward-looking statements contained in this Prospectus will transpire.

                                  THE COMPANY

  The Company was incorporated under the laws of Delaware on August 14, 1996. Superior and Enterprise were founded in 1984 and 1993, respectively. Immediately prior to the closing of the Company's initial public offering, Superior and Enterprise became wholly-owned operating subsidiaries of the Company pursuant to two separate merger transactions. The Company maintains its principal executive offices at 4000 Town Center, Suite 1100, Southfield, Michigan 48075. The Company's web site is www.superiorconsultant.com. The Company's web site is not part of this Prospectus. The Company's telephone number is (248) 386-8300.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at the public offering price of $32 per share are approximately $60.5 million, after deducting the underwriting discounts and commissions and estimated offering expenses. The Company expects to use the net proceeds from this offering for expansion of existing operations, including outsourcing, development of new service offerings, possible acquisitions of related businesses and general corporate purposes, including working capital. Although the Company actively seeks to acquire related businesses, it currently has no understandings, commitments or agreements with respect to any acquisitions. Pending application as described above, such proceeds will be invested in short-term, investment grade, interest-bearing securities.

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "SUPC" since October 10, 1996. The following table sets forth, for the periods indicated, the range of high and low sale prices for the Common Stock as reported on the Nasdaq National Market.

                                                                HIGH    LOW
      YEAR ENDED DECEMBER 31, 1996:
       Fourth Quarter (from October 10, 1996).................. $ 26    $19 1/2
      YEAR ENDED DECEMBER 31, 1997:
       First Quarter........................................... $24 3/4 $ 16
       Second Quarter..........................................   37     14 3/4
       Third Quarter ..........................................  37 1/4   27
       Fourth Quarter (through October 29, 1997)...............  36 3/4  32 1/4

  On October 29, 1997, the last reported sale price of the Common Stock was $32 3/4 per share. As of October 28, 1997, there were approximately 85 holders of record of the Common Stock.

                                DIVIDEND POLICY

  The Company has not paid cash dividends on its Common Stock. The Company currently anticipates that all of its earnings will be retained for development of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant.

                                 CAPITALIZATION

  The following table sets forth the short term debt and total capitalization of the Company as of June 30, 1997, and as adjusted to reflect (i) the issuance since June 30, 1997 of an aggregate of 572,139 shares in connection with the acquisitions of COMSUL and Chi; and (ii) the sale of 2,000,000 shares of Common Stock offered by the Company hereby at the public offering price of $32 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                           AS OF JUNE 30, 1997
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                             (IN THOUSANDS)
Line of credit............................................ $   --    $    --
                                                           =======   ========
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares
   authorized; no shares issued........................... $   --    $    --
  Common stock, $.01 par value; 30,000,000 shares
   authorized; 7,634,325 issued and outstanding;
   10,206,464 issued and outstanding as adjusted (1)......      76        102
  Additional paid-in capital..............................  42,548    102,972
  Retained earnings.......................................   3,262      3,262
  Stockholders' notes receivable..........................    (698)      (698)
                                                           -------   --------
    Total stockholders' equity............................  45,188    105,638
                                                           -------   --------
      Total capitalization................................ $45,188   $105,638
                                                           =======   ========

---------------------

(1) Excludes (i) 539,478 shares of Common Stock reserved for issuance pursuant to stock options granted under the Company's Long-Term Incentive Plan as of September 30, 1997 at a weighted average exercise price of $21.22 per share; and (ii) 1,860,522 additional shares of Common Stock reserved for future issuance under the Company's Long-Term Incentive Plan. See "Management--Employee Benefit Plans--Long-Term Incentive Plan" and Note 6 of Notes to Consolidated Financial Statements.

       PRO FORMA UNAUDITED CONSOLIDATED CONDENSED FINANCIAL INFORMATION

  On March 12, 1997, the Company purchased all of the common stock of The Kaufman Group for approximately $3.2 million in cash, $1.6 million of the Company's newly-issued Common Stock, and a maximum additional payment of $1.5 million payable in cash over a three-year period. The pro forma unaudited consolidated condensed financial statements for the year ended December 31, 1996 present the historical results of the Company combined with the historical results of The Kaufman Group for the period from January 1, 1996 to December 31, 1996, and for the six months ended June 30, 1997 present the historical results of the Company (including the results of The Kaufman Group from date of acquisition) combined with the historical results of The Kaufman Group for the period from January 1, 1997 to March 11, 1997, and the pro forma adjustments as if the purchase had been made at the beginning of the period presented. The pro forma unaudited consolidated condensed financial statements do not give effect to the acquisitions of COMSUL and Chi which will be reflected in the Company's financial statements for the quarter ending September 30, 1997. COMSUL and Chi had aggregate revenues of approximately $16.9 million for their most recently completed fiscal years. The pro forma financial information should be read in conjunction with the financial statements and notes thereto contained herein. The pro forma results do not reflect any benefit from economies which might be achieved from combined operations. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have occurred if the acquisition had taken place on the basis presumed above, nor are they indicative of future combined operations.

      PRO FORMA UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  THE         PRO
                                                KAUFMAN      FORMA         PRO
                                       COMPANY   GROUP   ADJUSTMENTS(1)   FORMA
Revenues.............................. $35,925  $4,205      $   --       $40,130
Cost and expenses
  Cost of services....................  17,743   1,183          --        18,926
  Selling, general and administrative
   expenses...........................  13,498     555          327 (a)   14,380
  Executive compensation expense......   4,579   2,712       (1,887)(b)    5,404
                                       -------  ------      -------      -------
    Total costs and expenses..........  35,820   4,450       (1,560)      38,710
                                       -------  ------      -------      -------
    Earnings (loss) from operations...     105    (245)       1,560        1,420
Interest expense......................      47     --           --            47
Other (income), principally interest
 income...............................    (406)    (21)         --          (427)
                                       -------  ------      -------      -------
    Earnings (loss) before income
     taxes............................     464    (224)       1,560        1,800
Income taxes (benefit)................     886     (82)         609 (c)    1,413
                                       -------  ------      -------      -------
    Net earnings (loss)............... $  (422) $ (142)     $   951      $   387
                                       =======  ======      =======      =======
Pro forma earnings data
  Earnings (loss) before income taxes,
   as reported........................ $   464  $ (224)     $ 1,560      $ 1,800
  Adjustment for executive
   compensation expense...............   3,519     --           --         3,519
                                       -------  ------      -------      -------
  Pro forma earnings (loss) before
   income taxes.......................   3,983    (224)       1,560        5,319
  Pro forma income tax expense........   1,568     --           609        2,177
                                       -------  ------      -------      -------
  Pro forma net earnings (loss)....... $ 2,415  $ (224)     $   951      $ 3,142
                                       =======  ======      =======      =======
  Pro forma net earnings per share.... $  0.44                           $  0.57
                                       =======                           =======
  Pro forma weighted average number of
   common and common equivalent shares
   outstanding(2).....................   5,455                             5,530
                                       =======                           =======

---------------------
  See notes to pro forma consolidated condensed statements on the following page.

      PRO FORMA UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

                        SIX MONTHS ENDED JUNE 30, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  THE         PRO
                                                KAUFMAN      FORMA        PRO
                                       COMPANY   GROUP   ADJUSTMENTS(1)  FORMA
Revenues.............................. $25,974  $1,001       $ --       $26,975
Cost and expenses
  Cost of services....................  12,963     312         --        13,275
  Selling, general and administrative
   expenses...........................   9,925     191          64 (a)   10,180
  Executive compensation expense......     444     965        (805)(b)      604
                                       -------  ------       -----      -------
    Total costs and expenses..........  23,332   1,468        (741)      24,059
                                       -------  ------       -----      -------
    Earnings (loss) from operations...   2,642    (467)        741        2,916
Other (income), principally interest
 income...............................    (976)    --          --          (976)
                                       -------  ------       -----      -------
    Earnings (loss) before income
     taxes............................   3,618    (467)        741        3,892
Income taxes (benefit)................   1,440      38         289 (c)    1,767
                                       -------  ------       -----      -------
    Net earnings (loss)............... $ 2,178  $ (505)      $ 452      $ 2,125
                                       =======  ======       =====      =======
Net earnings per share................ $  0.28                          $  0.28
                                       =======                          =======
Pro forma weighed average number of
 common and common equivalent shares
 outstanding(2).......................   7,688                            7,718
                                       =======                          =======

---------------------

(1) Pro forma adjustments are as follows:

    (a) Adjustment of depreciation and goodwill amortization based on the cost of the business acquired and the excess of the purchase price over the fair value of the net assets acquired, using an amortization period of fifteen years.

    (b) Elimination of executive compensation expense in excess of the maximum amount that would have been paid had the compensation-limiting agreements for two executives of the acquired company, which became effective concurrent with the purchase of The Kaufman Group, been effective throughout the period.

    (c) Adjustment to reflect tax expense of the combined operations after giving effect to the above adjustments.

(2) Pro forma weighted average number of common and common equivalent shares outstanding includes 74,590 shares issued in satisfaction of the purchase price.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated statements of operations and balance sheet data as of and for the years ended December 31, 1994, 1995 and 1996 are derived from, and are qualified by reference to, the consolidated financial statements of the Company audited by Grant Thornton LLP, independent certified public accountants, appearing elsewhere in this Prospectus. The selected consolidated statement of operations and balance sheet data as of and for the year ended December 31, 1993 are derived from audited financial statements of the Company not included herein. The selected consolidated statement of operations and balance sheet data as of and for the year ended December 31, 1992 are derived from unaudited financial statements of the Company not included herein. The consolidated statement of operations and balance sheet data as of and for the six month periods ended June 30, 1996 and 1997 are unaudited but have been derived from the Company's internal consolidated financial statements, which in the opinion of management of the Company, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company. The selected consolidated financial and operating data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the Notes thereto and other financial information appearing elsewhere in this Prospectus. The results of operations for the period ended June 30, 1997 are not necessarily indicative of results for the full fiscal year.

                                                                                      SIX MONTHS
                                      YEARS ENDED DECEMBER 31,                      ENDED JUNE 30,
                         ------------------------------------------------------ -------------------------
                                                                                                    PRO
                                                                     PRO FORMA                     FORMA
                          1992     1993    1994     1995     1996    1996(1)(2)  1996     1997    1997(2)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Revenues............... $14,316  $15,559 $19,234  $25,906  $35,925   $40,130   $16,547  $25,974  $26,975
 Cost of services.......   6,822    6,802   8,505   12,008   17,743    18,926     8,197   12,963   13,275
 Selling, general and
  administrative
  expenses..............   5,712    6,200   8,223   10,045   13,498    14,380     6,250    9,925   10,180
 Executive compensation
  expense(3)............   3,480    1,931   2,445    3,730    4,579     1,885     2,600      444      604
                         -------  ------- -------  -------  -------   -------   -------  -------  -------
 Earnings (loss) from
  operations............  (1,698)     626      61      123      105     4,939      (500)   2,642    2,916
 Interest and other
  expense (income)......     (34)      22     (28)     (58)    (359)     (380)       (6)    (976)    (976)
                         -------  ------- -------  -------  -------   -------   -------  -------  -------
 Earnings (loss) before
  income taxes..........  (1,664)     604      89      181      464     5,319      (494)   3,618    3,892
 Income taxes...........     --       --      --       165      886     2,177        13    1,440    1,767
                         -------  ------- -------  -------  -------   -------   -------  -------  -------
 Net earnings (loss).... $(1,664) $   604 $    89  $    16  $  (422)  $ 3,142   $  (507) $ 2,178  $ 2,125
                         =======  ======= =======  =======  =======   =======   =======  =======  =======
 Net earnings per share.                                              $  0.57            $  0.28  $  0.28
                                                                      =======            =======  =======
 Weighted average number
  of common and common
  equivalent shares
  outstanding...........                                                5,530              7,688    7,718
                                                                      =======            =======  =======

                                        DECEMBER 31,                JUNE 30,
                             ----------------------------------- --------------
                              1992   1993   1994   1995   1996    1996   1997
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital............ $  344 $  918 $  955 $1,457 $39,628 $  804 $36,752
 Total assets...............  3,293  4,061  5,072  7,405  49,602  9,131  51,933
 Total debt.................    355    345      5    206     --     753     --
 Total stockholders' equity.    832  1,496  1,585  1,861  41,448  1,355  45,188

---------------------
See notes on following page.

(1) The pro forma statement of operations data has been computed for the year ended December 31, 1996 by adjusting the Company's net earnings to (i) eliminate executive compensation expense for such period in excess of the amount of executive compensation (including the full amount of potential bonus) that would have been paid had the executive compensation agreements which became effective on October 16, 1996, the closing date of the Company's initial public offering, been effective throughout such period; and (ii) record income taxes, assuming an effective tax rate of 39.4%, which would have been recorded had Superior been a C Corporation during such period.
(2) The pro forma statement of operations data gives effect to the acquisition of The Kaufman Group as if it had occurred on January 1, 1996. The pro forma statement of operations data does not give effect to the acquisitions of COMSUL and Chi which will be reflected in the Company's financial statements for the quarter ending September 30, 1997. COMSUL and Chi had aggregate revenues of approximately $16.9 million for their most recently completed fiscal years.
(3) Executive compensation expense includes salary and bonuses for Richard D. Helppie, Jr., Charles O. Bracken and Robert R. Tashiro. The Company entered into agreements with these three officers effective October 16, 1996, the closing date of the Company's initial public offering, through December 31, 1997, which will provide them with annual compensation in the aggregate amount of approximately $1.1 million, comprised of base salary and bonus compensation based on achievement of certain pre-determined performance criteria. These limitations did not apply to amounts paid to these three officers on or prior to the closing of the Company's initial public offering.

                           RECENT FINANCIAL RESULTS

  On October 22, 1997, the Company reported revenues of $19.5 million for the three month period ended September 30, 1997 and net earnings of approximately $1.5 million, before merger-related costs of approximately $692,000 related to the COMSUL and Chi transactions. For the nine months ended September 30, 1997, the Company reported revenues of approximately $53.6 million and net earnings of approximately $3.6 million before deducting the merger-related costs. During the third quarter of 1997 the Company acquired COMSUL and Chi in separate merger transactions. Both transactions were accounted for by pooling of interests. As a result of these pooling transactions, the following consolidated statement of operations data have been restated to include the results of operations of COMSUL and Chi, and all share quantities and per share amounts have been restated to give effect to the COMSUL and Chi transactions. The 1997 results also include the operations of The Kaufman Group since March 12, 1997.

                                             THREE MONTHS       NINE MONTHS
                                            ENDED SEPTEMBER   ENDED SEPTEMBER
                                                  30,               30,
                                            ----------------  ----------------
                                              (UNAUDITED)       (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT PER SHARE
                                                         DATA)
                                                       PRO               PRO
                                                      FORMA             FORMA
                                             1997    1996(1)   1997    1996(1)
                                            -------  -------  -------  -------
Revenues................................... $19,491  $12,625  $53,573  $36,028
Costs of services..........................   9,850    6,116   27,047   17,434
Selling, general and administrative
 expenses..................................   7,517    5,010   21,388   15,068
Executive compensation expense.............     208      265      652      795
                                            -------  -------  -------  -------
Earnings from operations...................   1,916    1,234    4,486    2,731
Other income (expense).....................     498      (30)   1,415     (157)
Costs incurred in connection with mergers..    (692)     --      (692)     --
                                            -------  -------  -------  -------
Earnings before income taxes and
 extraordinary item........................   1,722    1,204    5,209    2,574
Income taxes...............................     933      477    2,303    1,164
                                            -------  -------  -------  -------
Net earnings before extraordinary item.....     789      727    2,906    1,410
Extraordinary gain on early extinguishment
 of debt, net of income taxes..............     --       --       --       366
                                            -------  -------  -------  -------
Net earnings............................... $   789  $   727  $ 2,906  $ 1,776
                                            =======  =======  =======  =======
Net earnings per share..................... $  0.09  $  0.13  $  0.35  $  0.33
                                            =======  =======  =======  =======
Weighted average number of common and
 common equivalent shares outstanding......   8,379    5,396    8,304    5,396
                                            =======  =======  =======  =======

---------------------
(1) The pro forma statement of operations data has been adjusted to eliminate certain executive compensation expense and record certain income taxes. See note (1) to "Selected Consolidated Financial Data."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company conducts business through its two wholly-owned operating subsidiaries, Superior and Enterprise. Superior is a leading healthcare consulting firm that provides a wide range of information technology consulting and strategic and operations management consulting services to a broad cross-section of healthcare industry participants and healthcare information system vendors. Enterprise assists clients in various industries with network and telecommunication design and acquisition, enterprise messaging, intranet and web strategies, workgroup consulting, and software and application development solutions.

  The Company derives substantially all of its revenues from fees for professional services, the majority of which are billed at contracted hourly rates. The Company establishes standard billing guidelines based on the type and level of service offered. Actual billing rates are established on a project by project basis and may vary from the standard guidelines. Billings are typically made on a bi-weekly basis to monitor client satisfaction and manage outstanding accounts receivable balances. Revenue on time and materials contracts is recognized as the services are provided. A percentage of the Company's projects are billed on a fixed-fee basis, which is distinguishable from the Company's general method of billing on a time and materials basis. The Company recognizes revenue on fixed fee projects using the percentage of completion basis. As a result of the Company's success in obtaining outsourcing contracts and the nature of the practices of certain recently acquired companies, the Company has increased the number and size of projects billed on a fixed-fee basis. Increased use of fixed-fee contracts subjects the Company to increased risks, including cost overruns.

  To date in 1997, the Company has been awarded three significant contracts to provide healthcare IT outsourcing services. Each of the outsourcing agreements is for a fixed initial term of between three to five years with opportunities for flexible project commitments beyond the initial scope and term. Under each agreement, the Company is paid a fixed base amount per period in return for its commitment to provide a specified type and amount of IT management and operations services. There can be no assurance that the Company will be able to achieve profit margins on outsourcing contracts which are consistent with its historical levels of profitability.

  The Company's historical revenue growth is attributable to various factors, including an increase in the number of projects for existing and new clients, and expanded geographic presence. In addition, the Company seeks to increase revenues by expanding its range of specialty services. The Company manages its client development efforts through several strategic services groups, each having specific geographic responsibility and focus.

  The Company's most significant expense is cost of services, which consists primarily of consultant salaries and benefits. In recent years, consultant compensation expense has grown faster than consultant billing rates, resulting in an increase in the Company's cost of services as a percentage of revenues. The Company has sought to address this issue by adding an additional variable portion of compensation payable upon the achievement of measurable performance goals.

  The Company's cost of services as a percentage of revenues is also related to its consultant utilization. The Company manages utilization by monitoring project requirements and timetables. The number of consultants assigned to a project will vary according to the size, complexity, duration and demands of the project. Project terminations, completions and scheduling delays may result in periods when consultants are not fully utilized. An unanticipated termination of a significant project could cause the Company to experience lower consultant utilization, resulting in a higher than expected number of unassigned consultants. In addition, the establishment of new practice areas and the hiring of consultants in peak hiring periods have resulted in periods of lower consultant utilization (and resulting downward pressure on margins) until project volume increases in these new areas. In the future, the establishment of new practice areas, as well as further geographic expansion, could from time to time adversely affect utilization. Variations in consultant utilization would result in quarterly variability of the Company's cost of services as a percentage of revenues. The Company's consultants are generally employed on a full-time basis, and therefore the Company will, in the short run, incur substantially all of its employee-related costs even during periods of low utilization.

  Selling, general and administrative expenses include the costs of recruiting, continuing education, marketing, facilities, equipment depreciation, and administration, including compensation and benefits. The Company incurred increased rent associated with the Company's move in the third quarter of 1996 to larger headquarters to accommodate its growth.

  Historically, executive compensation expense consisted of salaries, formula bonuses and discretionary bonuses paid to the principal stockholder and two other key executives. The Company's historical levels of executive compensation were related primarily to the Company's status as a Subchapter S Corporation and period to period increases in executive compensation expense were related primarily to the Company's period to period earnings growth. The Company entered into agreements with three key executives effective October 16, 1996 (the closing date of the Company's initial public offering) through December 31, 1997, which provide maximum annual compensation in an aggregate amount of approximately $1.1 million for these executives, comprised of base salary and bonus amounts to be awarded based on the attainment of certain financial performance criteria. The foregoing compensation arrangements for these three officers did not apply to amounts paid on or prior to the closing of the Company's initial public offering. The pro forma statement of operations data reflects an adjustment for executive officer compensation for the year ended December 31, 1996 to eliminate the amount by which key executive compensation paid in this period was in excess of the estimated compensation that would have been paid under the executive compensation agreements, as if such agreements were in place throughout such period. The estimated amount payable under the executive compensation agreements was calculated by assuming the payment to the executive officers of their base salaries plus 100% of their potential bonus for the year.

  From January 1, 1987 to October 9, 1996, Superior was treated as a Subchapter S Corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code and for certain state income tax purposes. As a result, substantially all of the income of Superior during this period was taxed directly to its stockholders rather than Superior. In addition, prior to January 1, 1995, Enterprise was taxed as a Subchapter S Corporation and thereafter as a Subchapter C Corporation. Following the closing of the Company's initial public offering, the Company, Superior and Enterprise were subject to corporate federal income taxation on a consolidated basis as Subchapter C Corporations.

  The pro forma statement of operations data reflects an adjustment to federal income taxes for the year ended December 31, 1996, assuming Superior had been operating as a C Corporation during such period, and reflects an effective tax rate of 39.4%, after giving effect to the executive officer compensation expense adjustments.

  In connection with the termination of Superior's S Corporation status, in the fourth quarter of 1996 the Company recorded deferred income taxes of approximately $130,000 in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This income tax expense was in addition to income tax expense otherwise incurred in such quarter and was incurred upon termination of the Company's S Corporation status.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, selected statement of operations data and selected pro forma data expressed as a percentage of revenues. The trends illustrated in the following table may not necessarily be indicative of future results.

                            PERCENTAGE OF REVENUES

                                                                 SIX MONTHS
                                               YEAR ENDED           ENDED
                                              DECEMBER 31,        JUNE 30,
                                            -------------------  -------------
                                            1994   1995   1996   1996    1997
                                            -----  -----  -----  -----   -----
Revenues................................... 100.0% 100.0% 100.0% 100.0%  100.0%
Cost of services...........................  44.2   46.3   49.4   49.5    49.9
Selling, general and administrative
 expenses..................................  42.8   38.8   37.6   37.8    38.2
Executive compensation expense(1)..........  12.7   14.4   12.7   15.7     1.7
                                            -----  -----  -----  -----   -----
Earnings from operations...................   0.3    0.5    0.3   (3.0)   10.2
Interest expense...........................   --     --     0.1    0.1     --
Other (income) net.........................  (0.2)  (0.2)  (1.1)  (0.1)   (3.8)
                                            -----  -----  -----  -----   -----
Earnings before income taxes...............   0.5%   0.7%   1.3%  (3.0)%  14.0%
                                            =====  =====  =====  =====   =====

---------------------
(1) Executive compensation expense includes salary and bonuses for Richard D. Helppie, Jr., Charles O. Bracken and Robert R. Tashiro. The Company entered into agreements with these three officers, effective October 16, 1996 (the closing date of the Company's initial public offering) through December 31, 1997, which will provide them with annual compensation in the aggregate amount of approximately $1.1 million, comprised of base salary and bonus compensation based on achievement of certain pre-determined performance criteria. These limitations did not apply to amounts paid to these three officers on or prior to the closing of the Company's initial public offering.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

  Revenues. Revenues increased by $9.5 million, or 57.0%, to $26.0 million for the six months ended June 30, 1997, as compared to $16.5 million for the six months ended June 30, 1996. The revenue growth was due primarily to strong growth in core lines of business, activity associated with two new outsourcing contracts and the acquisition of The Kaufman Group.

  Cost of services. Cost of services increased by $4.8 million, or 58.1%, to $13.0 million for the six months ended June 30, 1997, as compared to $8.2 million for the six months ended June 30, 1996. The increase was due to the hiring of additional consultants required to support the Company's revenue growth, as well as the costs of services associated with two new outsourcing agreements and The Kaufman Group activity. Cost of services as a percentage of revenue increased to 49.9% for the six months ended June 30, 1997, as compared to 49.5% for the six months ended June 30, 1996. This increase is attributable to the increase in the Company's consultant base which grew by approximately 40% during the first six months of 1997. This resulted in slightly lower consultant utilization during start-up, which was partially offset by the variable portion of compensation payable to these consultants, which is contingent upon achievement of measurable performance goals.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased by $3.6 million, or 58.8%, to $9.9 million for the six months ended June 30, 1997, as compared to $6.3 million for the six months ended June 30, 1996. This increase was due to incentive and other compensation expenses associated with the addition of key personnel during the first quarter in the areas of business development, outsourcing, and legal services to pursue the Company's multi-faceted growth strategies, as well as higher recruiting and training expenses consistent with the Company's growth. Selling, general and administrative expenses as a percentage of revenues increased to 38.2% for the six months ended June 30, 1997, as compared to 37.8% for the six months ended June 30, 1996. This increase was due to the inclusion of goodwill amortization relating to the acquisition of The Kaufman Group.

  Executive compensation expense. Executive compensation expense decreased by $2.2 million to $444,000 for the six months ended June 30, 1997, as compared to $2.6 million for the six months ended June 30, 1996. As discussed previously, prior to the Company's initial public offering, the Company's historical levels of executive compensation were related primarily to the Company's status as a Subchapter S Corporation and executive compensation expense was related primarily to the Company's earnings.

  Other income. Other income increased by $948,000 to $976,000 for the six months ended June 30, 1997, as compared to $28,000 for the six months ended June 30, 1996. This increase was due primarily to interest earned on the investment of the majority of the net proceeds of approximately $39.7 million from the Company's initial public offering in October 1996.

1996 COMPARED TO 1995

  Revenues. Revenues increased by $10.0 million, or 38.7%, to $35.9 million for the year ended December 31, 1996, as compared to $25.9 million for the year ended December 31, 1995. The revenue growth was attributable primarily to an increased number of new client assignments.

  Cost of services. Cost of services increased by $5.7 million, or 47.8%, to $17.7 million for the year ended December 31, 1996, as compared to $12.0 million for the year ended December 31, 1995. The increase was primarily due to the additional number of consultants required to staff the larger revenue base, as well as increases in their compensation levels. Cost of services as a percentage of revenues increased to 49.4% for the year ended December 31, 1996, as compared to 46.3% for the year ended December 31, 1995. This increase was due to an increase in compensation levels, with average billing rates remaining relatively constant. In addition, in 1996 the Company initiated two new national practice areas, which required more highly compensated individuals and produced lower consultant utilization during start-up.

  Selling, general, and administrative expenses. Selling, general and administrative expenses increased by $3.5 million, or 34.4%, to $13.5 million for the year ended December 31, 1996, as compared to $10.0 million for the year ended December 31, 1995. This increase was due primarily to the increase in incentive and other compensation, as well as higher recruiting and training expenses consistent with the Company's growth and enhanced marketing efforts to achieve higher revenue levels. Selling, general and administrative expenses as a percentage of revenues decreased to 37.6% for the year ended December 31, 1996, as compared to 38.8% for the year ended December 31, 1995. This decrease was due to increased operating efficiencies resulting from higher revenue levels.

  Executive compensation expense. Executive compensation expense increased by $849,000 to $4.6 million for the year ended December 31, 1996, as compared to $3.7 million for the year ended December 31, 1995. The Company's historical levels of executive compensation were related primarily to the Company's status as a Subchapter S Corporation and period to period increases in executive compensation expense were related primarily to the Company's period to period earnings growth.

  Other income. Other income increased by $332,000 to $406,000 for the year ended December 31, 1996, as compared to $74,000 for the year ended December 31, 1995. This increase was due primarily to interest earned on the investment of the majority of the net proceeds of approximately $39.7 million from the Company's initial public offering in October 1996.

1995 COMPARED TO 1994

  Revenues. Revenues increased by $6.7 million, or 34.7%, to $25.9 million for the year ended December 31, 1995, as compared to $19.2 million for the year ended December 31, 1994. The revenue growth was attributable primarily to an increase in the number of new client assignments. During 1995, in order to provide better client service, the Company refocused its service organization into National Practice Areas and refocused its marketing efforts into strategic service groups having specific geographic areas of responsibility.

  Cost of services. Cost of services increased by $3.5 million, or 41.2%, to $12.0 million for the year ended December 31, 1995, as compared to $8.5 million for the year ended December 31, 1994. The increase was primarily due to the additional number of consultants required to staff the larger revenue base, as well as increases in their compensation levels. Cost of services as a percentage of revenues increased to 46.3% for the year ended December 31, 1995, as compared to 44.2% for the year ended December 31, 1994. This increase was due to an increase in compensation levels, with average billing rates remaining relatively constant. In addition, the Company's organizational shift to National Practice Areas initially required both more highly-compensated individuals and produced a lower consultant utilization.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased by $1.8 million, or 22.2%, to $10.0 million for the year ended December 31, 1995, as compared to $8.2 million for the year ended December 31, 1994. This increase was due primarily to the increase in incentive and other compensation, as well as higher recruiting and training expenses consistent with the Company's growth and refocused marketing efforts to achieve higher revenue levels. Selling, general and administrative expenses as a percentage of revenues decreased to 38.8% for the year ended December 31, 1995, as compared to 42.8% for the year ended December 31, 1994. This decrease was due to increased efficiencies resulting from higher revenue levels. Included in selling, general and administrative expenses is bad debt expense, which increased by $221,000 to $230,000 for the year ended December 31, 1995, as compared to $9,000 for the year ended December 31, 1994, due primarily to the recognition of potential collection problems with two specific minor clients, as well as an increase in reserves for non client-specific collection risk.

  Executive compensation expense. Executive compensation expense increased by $1.3 million to $3.7 million for the year ended December 31, 1995, as compared to $2.4 million for the year ended December 31, 1994, due to increased formula and discretionary bonuses.

QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly operating information for each of the last ten quarters. This information has been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of information for the periods presented. This information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto. Results for any previous quarter are not necessarily indicative of results for any future quarter.

                                                                QUARTERS ENDED
                          ---------------------------------------------------------------------------------------------
                          MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,
                            1995     1995     1995      1995     1996     1996     1996      1996      1997      1997
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................   $5,816   $6,105   $6,961    $7,024   $8,162   $8,385   $8,955   $10,423   $11,961   $14,013
Costs of services.......    2,725    2,827    3,088     3,368    3,924    4,273    4,388     5,158     5,896     7,067
Selling, general and
 administrative
 expenses...............    2,282    2,390    2,768     2,605    3,078    3,172    3,302     3,946     4,597     5,328
Executive compensation
 expense(1).............      875      891      976       988    1,436    1,164    1,673       306       223       221
                           ------   ------   ------    ------   ------   ------   ------   -------   -------   -------
Earnings (loss) from
 operations.............      (66)      (3)     129        63     (276)    (224)    (408)    1,013     1,245     1,397
Interest and other
 expense (income).......       (5)     (16)     --        (37)      (1)      (5)      15      (368)     (551)     (425)
                           ------   ------   ------    ------   ------   ------   ------   -------   -------   -------
Earnings (loss) before
 income taxes(1)........   $  (61)  $   13   $  129    $  100   $ (275)  $ (219)  $ (423)  $ 1,381   $ 1,796   $ 1,822
                           ======   ======   ======    ======   ======   ======   ======   =======
Net earnings............                                                                             $ 1,086   $ 1,092
                                                                                                     =======   =======
Net earnings per share..                                                                             $  0.14   $  0.14
                                                                                                     =======   =======
Weighted average number
 of common and common
 equivalent shares
 outstanding............                                                                               7,629     7,752
                                                                                                     =======   =======
Pro forma earnings
 before income taxes(1).                                        $  896   $  680   $  985   $ 1,422
Pro forma net
 earnings(1)............                                        $  540   $  411   $  595   $   869
                                                                ======   ======   ======   =======
Pro forma net earnings
 per share(1)...........                                        $ 0.11   $ 0.09   $ 0.12   $  0.12
                                                                ======   ======   ======   =======
Shares used in computing
 pro forma net earnings
 per share..............                                         4,824    4,824    4,824     7,328
                                                                ======   ======   ======   =======

---------------------
See note on following page.

---------------------
(1) The pro forma statement of operations data for the year ended December 31, 1996 has been computed by adjusting the Company's net earnings to (i) eliminate executive compensation expense in excess of the amount of executive compensation (including the full amount of potential bonus) that would have been paid had executive compensation agreements, which became effective on October 16, 1996, the closing date of the Company's initial public offering of its Common Stock, been effective throughout such period; and (ii) record income taxes, assuming an effective tax rate of 39.4%, which would have been recorded had Superior been a C Corporation during such period. The pro forma statement of operations data does not reflect the acquisitions of The Kaufman Group, COMSUL and Chi which had aggregate revenues of $21.1 million for their most recently completed fiscal years.

  Revenues and operating results fluctuate from quarter to quarter due to several factors, such as the number and significance of client engagements commenced and completed during a quarter, delays incurred in connection with a project, consultant hiring and utilization. The timing of revenues varies from quarter to quarter because the Company's sales cycle can be relatively long and may depend on factors such as the size and scope of assignments, the general ability of clients to terminate engagements without penalty, and general economic conditions. In addition, the timing of the establishment of new practice areas, geographic expansion and the hiring of key individuals can also have an effect on consultant utilization. Seasonal factors such as vacation days, total business days in a quarter or the business practices of clients, such as deferred commitments on new projects until after the end of the calendar year or the client's fiscal year, can cause the Company to experience lower consultant utilization. Because a significant percentage of the Company's expenses are relatively fixed, a variation in the number or size of client assignments or the timing of the initiation or the completion of client assignments can cause significant variations in operating results from quarter to quarter.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary capital needs have been to fund the growth in working capital required to support its growth in revenues. Prior to the Company's initial public offering, the Company's primary source of liquidity was cash flow from operations. The Company believes that funds generated from operations, together with the proceeds received from the Company's initial public offering and this offering and available credit under its bank credit facility, will be sufficient to finance its working capital and capital expenditure requirements for at least the next 12 months.

  At June 30, 1997, the Company had cash and cash equivalents of $32.0 million and working capital of $36.8 million. Working capital at June 30, 1997 represents a decrease of $2.9 million from December 31, 1996. This decrease was primarily due to purchases of property and equipment and the acquisition of The Kaufman Group in March 1997.

  The Company has a $3.0 million collateralized line of credit facility at Comerica Bank N.A. The credit facility bears interest at prime. As of June 30, 1997, there were no borrowings outstanding under the Company's line of credit.

  Net cash provided by operating activities for the six months ended June 30, 1997 was $663,000, compared with net cash used in operations of $409,000 for the six months ended June 30, 1996. The increase in cash provided by operations is primarily due to higher earnings before depreciation and goodwill in the current period; partially offset by an increase in accounts receivable and decreases in accounts payable and income taxes payable. Net cash used in operating activities for the year ended December 31, 1996 was $1.2 million compared with cash provided by operations of $811,000 for the year ended December 31, 1995. The increase in cash used was primarily due to the increased accounts receivable caused by increased revenue volume.

  Net cash used in investing activities of $5.3 million during the six months ended June 30, 1997 consists of additions to property and equipment and the cash portion of the acquisition price of The Kaufman Group. Net cash used in investing activities for the year ended December 31, 1996 was $2.1 million, compared to $807,000 in 1995. Cash used in investing activities consisted principally of computer and office equipment acquisitions.

  Net cash provided by financing activities of $39.5 million for the year ended December 31, 1996 was principally the result of the proceeds received from the issuance of Common Stock in connection with the Company's initial public offering. Net cash provided by financing activities for the year ended December 31, 1995 of $236,000 was principally the result of a loan from the majority stockholder for working capital purposes.

  Effective March 12, 1997, the Company purchased The Kaufman Group, a healthcare consulting business based in California for approximately $3.2 million in cash, $1.6 million of Common Stock (74,590 shares), and a maximum additional payment of $1.5 million payable in cash over a three-year period.

  The Company does not believe that inflation has had a material effect on the results of its operations in the past three years.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 128, "Earnings per Share," was issued in February 1997. The Company will be required to adopt the new standard for the year and quarter ended December 31, 1997. Early adoption of this standard is not permitted. The primary requirements of this standard are:
(i) replacement of primary earnings per share with basic earnings per share, which eliminates the dilutive effective of options and warrants; (ii) use of an average share price in applying the treasury method to compute dilution for options and warrants for diluted earnings per share; and (iii) disclosure reconciling the numerator and denominator of earnings per share calculations. The Company plans to adopt this statement in fiscal year 1997. The effect of applying this standard is not expected to be significant. See Note 1 of Notes to Consolidated Financial Statements.

                                   BUSINESS

SUMMARY

  The Company, through Superior, is a national healthcare consulting firm that provides a wide range of IT consulting and strategic and operations management consulting services to a broad cross-section of healthcare industry participants and healthcare information system vendors. The Company uses its in-depth institutional knowledge and nationally deployed group of experienced consultants to help clients plan and execute business strategies. The Company's comprehensive continuum of solutions includes: strategic planning and operations management consulting; information systems planning, implementation and integration; and interim management and outsourcing. The Company's wholly-owned subsidiary, Enterprise, assists clients in various industries with network and telecommunication design and acquisition, enterprise messaging, intranet and web strategies, workgroup consulting, and software and application development solutions.

  The Company serves clients across a broad cross-section of the healthcare industry. From January 1, 1996 through June 30, 1997, the Company provided services to over 420 healthcare clients on over 1,000 engagements. The Company believes that its long-term relationships, in-depth knowledge of its clients' needs and its broad range of services provide it with significant advantages over its competitors in marketing additional services and winning new engagements. In each of the last three completed fiscal years, the Company's revenues from clients served in the prior year exceeded 75% of total revenues. The Company's goal is to be the preferred, if not sole, provider of a broad range of solutions for each of its clients.

INDUSTRY BACKGROUND

 GENERAL

  The United States healthcare industry is undergoing rapid, profound change. In recent years, healthcare expenditures have increased at approximately twice the rate of inflation and are expected to exceed $1.2 trillion in 1997, according to a Healthcare Financing Administration report on the healthcare industry. The Company believes that the consolidation of healthcare systems and the aging of the U.S. population should result in continued dramatic change in the healthcare industry. Healthcare providers today face external and internal pressures to meet the competitive demands of the marketplace, comply with increasing government regulations and cope with the advent of managed care. These challenges, combined with increased demands on capital resources, are forcing healthcare providers to seek new ways to structure and manage their organizations and deliver services. In the past, the financial risk of healthcare delivery was absorbed principally by third-party payors, and providers did not focus on cost containment. Today, through managed care arrangements and provider capitation (under which providers are paid an annual fixed fee per individual to deliver all healthcare services required by that individual), the economic risk of healthcare delivery is shifting from payors to providers. In order to manage this risk, providers must enhance their understanding of treatment costs, variability of costs and cost control and must restructure their processes and organizations to enhance efficiency and accountability. Providers must achieve each of these objectives, while at the same time continuing to demonstrate increasing quality and consistency in healthcare delivery.

  The shifting of risk from payor to provider has also encouraged and accelerated consolidation among healthcare providers. In order to achieve economies of scale, operating efficiencies, and enhanced contracting capabilities, healthcare organizations such as hospitals, primary care and multi-specialty physician groups, laboratories, pharmacies, home health services and nursing homes are integrating horizontally and vertically to create IDNs. The goal of IDNs is to deliver comprehensive healthcare in a cost-effective manner and accordingly, their success is dependent in part on effectively managing and delivering information to the caregivers. As industry consolidation and IDN formations create larger and increasingly far-reaching healthcare organizations, and as the demand for information services is increasingly required to cross multiple points of care, IDNs must place greater focus on information management and business process solutions to control costs, demonstrate quality, measure performance, predict outcomes and increase efficiency.

 INFORMATION TECHNOLOGY

  The increased demand for tools to collect, analyze and interpret clinical, operational and financial information rapidly, flexibly and in a technological framework that supports today's diverse healthcare environment is intensifying the reliance of the healthcare industry on IT solutions. As a result, the healthcare industry is rapidly increasing its spending for IT. Expenditures by healthcare industry participants for hardware, software, staff, consulting and other outside IT related services increased at a compound annual rate of approximately 15.7%, from $7.4 billion in 1993 to $9.9 billion in 1995 according to estimates from International Data Corporation. Healthcare IT spending is being driven not only by the heightened need for better management information systems, but also continued price-performance improvements in hardware and software, the ability to develop increasingly user-friendly software applications and the emergence of better application development tools.

  According to DataQuest, expenditures by healthcare industry participants on IT professional services have grown at a compound annual rate of 14.9% from an estimated $2.5 billion in 1994 to an estimated $3.3 billion for 1996. The healthcare IT environment has grown increasingly complex, costly and burdensome as a result of the challenges of deploying new technology, maintaining older systems and meeting staffing requirements in a market with an insufficient pool of qualified IT professionals. At the same time, external economic factors have forced organizations to focus on core competencies and trim work forces. The Company believes that healthcare participants will continue to turn to outside consultants, external management of internal information systems and full outsourcing as a means of coping with the financial and technical demands of information systems management. The healthcare industry spent an estimated $890 million on outsourcing services in 1996, including $250 million for information systems services, and spending on healthcare automation outsourcing is expected to grow at an annual compounded rate of 18% through 2001 according to International Data Corporation. The Company believes this dynamic is also occurring across other industries as organizations look to external management and outsourcing of their information systems in order to remain focused on their core businesses.

 CONSULTING

  The changing business environment has also produced an evolving range of strategic and operating options for healthcare entities, many of which are unfamiliar to an industry that had long operated under a non-aligned, third party payor environment. In response, healthcare participants are formulating and implementing new strategies and tactics, including redesigning business processes and workflows, acquiring better technology and adopting or remodeling customer service and marketing programs. The Company believes that healthcare participants will continue to turn to outside consultants to assist in this process for several reasons: the pace of change is eclipsing their own internal resources and capacity to identify, evaluate and implement the full range of options; consultants enable them to develop better solutions in shorter time frames; and purchasing consulting expertise can be more cost effective. By employing outside expertise, healthcare providers can often improve their ability to compete by more rapidly deploying new processes.

  The healthcare consulting industry is highly fragmented and consists primarily of: (i) larger systems integration firms, including the consulting divisions of the national accounting firms, which offer healthcare as one of their specialty areas; (ii) healthcare information systems vendors which focus on services relating to the software solutions they offer; (iii) healthcare consulting firms, many of whom focus on selected specialty areas, such as strategic planning or vendor-specific implementation; and (iv) large general management consulting firms that do not specialize in healthcare consulting and/or offer systems implementation. Increasingly, the competitive advantage in healthcare consulting will be gained by those consulting firms which (i) are able to marshal the necessary expertise and resources to offer comprehensive skill sets to clients; (ii) have the strength and consistency of advice along the entire service continuum (from strategy to selection to implementation); (iii) offer the flexibility to meet the challenges of the rapidly changing healthcare and IT industries; and (iv) have the ability to recruit, educate and deploy a diverse set of personnel.

THE SUPERIOR SOLUTION

  The Company uses its in-depth institutional knowledge of healthcare delivery systems and nationally deployed group of experienced consultants to help clients plan and execute business strategies. The Company offers its clients a continuum of solutions, ranging from strategic planning and operations management consulting, to information system planning, implementation and integration, to interim management and outsourcing. For each client and engagement the Company structures a project team that understands the complexities of the healthcare environment for that particular client and can concurrently address the management and technical ramifications of change and improvement. In structuring an engagement the Company does not impose any preordained program on its clients. Rather, utilizing the professional judgment derived from their years of experience, the Company's consultants work in concert with each client to develop custom-tailored solutions. As each client relationship evolves, the Company's professionals add their experiences to the Company's proprietary databases to accumulate a detailed and intimate understanding of each client and its specific needs. The Company's nationally deployed professionals are aided by instant access, via its proprietary information and communication system, to its knowledge and client resource databases and to collaboration with colleagues. This unified team approach helps to ensure high quality, consistent and geographically seamless client service.

  The Company's services integrate many diverse facets and constituencies of the healthcare industry. Through its strategic consulting, the Company brings together the healthcare and business relationships required to establish and maintain efficient and collaborative healthcare delivery networks. Through its operations management consulting, the Company links the needs and optimizes the contributions of clinical, information and management personnel. Through its value-added information systems implementation and integration consulting, the Company forges a link between healthcare information systems vendors and their customers by helping each group maximize the potential of existing technology. The Company also provides a bridge between existing and emerging technologies by supplying vendors with needed knowledge to develop innovations focused on the changing needs of the marketplace and by assisting healthcare industry participants to assess the relative merits and risks of selecting and implementing new technologies. This enables the Company to help its clients take advantage of the opportunities presented by emerging technologies such as the internet and intranet, local and wide area communication networks, telemedicine and document imaging solutions.

  In addition, the Company offers a flexible program of outsourcing services ranging from interim management to personnel acquisition and facilities management to total outsourcing. The Company's outsourcing program enables healthcare providers to simplify their management agenda, improve their return on information systems investment and strengthen their technology management by ensuring client access to the Company's skilled technical labor pool.

  To assist its clients in achieving the optimal strategic, operational and/or IT solution for their business needs, the Company implements solutions that are unbiased toward specific organizations including hardware and software vendors. The Company offers an objective assessment of the advantages and disadvantages of each particular strategic, operational and/or IT solution, including packaged software applications, platforms and operating systems. Through its unbiased solutions, the Company can take a flexible approach to its clients' business problems and provide them with the best solution.

BUSINESS STRENGTHS

  The Company believes that the following factors have been of principal importance in its ability to distinguish itself from its competitors and to achieve its present position as a leading provider of consulting services to the healthcare industry:

  Extensive Healthcare Focus. The Company believes its focus on management and IT consulting for the healthcare industry allows it to offer a comprehensive set of services and solutions anchored by in-depth knowledge of the healthcare industry and a detailed understanding of each client's particular business environment and market dynamics. This enables the Company, in contrast to many of its competitors, to be a single source provider of a comprehensive array of healthcare consulting services while maintaining the advanced skill sets offered by its 22 specialty practice groups. In response to the rapidly changing nature of the healthcare and IT industry, the Company regularly evaluates emerging trends and innovations in these industries in an effort to enhance and expand its services and practice groups.

  Proprietary Information and Communication System (the "Electronic Hallway"). The Company has made substantial investments in proprietary information and communications systems which the Company's consultants use on a daily basis to successfully and efficiently service clients. These proprietary systems, which were developed and are maintained by Enterprise, provide the Company's nationally deployed consultants with real-time access to product and industry information, client resource databases, and each consultant's skills inventory and near term schedules. The Company's communications and information systems create a virtual "electronic hallway" in which consultants can collaborate by means of daily individual and group communication across the breadth of the Company's national network of expertise. The Company's system also includes access to a proprietary IT diagnostic and planning system, as well as to consultant time-management, billing, financial tracking and client resource databases.

  Recognized Expertise. The Company believes that its healthcare specialization, strong industry presence, history of successful engagements and the expertise of its healthcare consultants, who average over 17 years of healthcare and IT experience, distinguish the Company from its competitors. The Company's staff consists of experienced consultants specializing in one or more areas of healthcare and/or information technology. The Company's recruiting policy focuses exclusively on attracting and retaining highly experienced professionals, many of whom come from senior levels of management within the healthcare industry. Many of the Company's consultants are recognized experts in their fields and publish and lecture frequently, keeping the Company's name at the forefront of emerging issues in healthcare consulting.

  Demonstrated Ability to Secure Outsourcing Engagements. Since January 1, 1997, the Company has entered into three multi-year IT outsourcing agreements with Zieger, Detroit Medical and Georgetown. The Company believes that healthcare providers will increasingly turn to outsourcing to manage the financial and human resource demands of information technology on their operations and focus on their core clinical competencies. The Company's outsourcing program offers clients attractive benefits including balanced, just-in-time resources, IT planning, shared financial risk and multi-year terms. The Company believes that its outsourcing program, combined with the nationally deployed multi-disciplinary workforce necessary to implement it, enhances the Company's opportunities to capitalize on this industry trend by winning additional outsourcing engagements.

  Superior Culture, Recruiting and Training. The Company believes its unique culture is central to its ability to successfully recruit and retain new personnel to the Company team. The Company has built a unique corporate culture based upon geographically seamless communication (fostered by its electronic hallway) and a motivational and interactive work environment that features extensive professional development opportunities and productivity incentives. The Company's education and training encompasses multiple approaches to professional development. Blending the Company's education offerings with selected assignments helps the employee be effective with high demand skills.

  Expertise with Major Healthcare Information Systems. The Company has substantial expertise with the information systems developed by numerous healthcare information system vendors, including the products developed by such leaders in the field as SMS, HBOC, Cerner, Medic Computer Systems, Inc., IDX Systems Corp., Medical Manager Corporation and PeopleSoft, Inc. The Company's experience with these products has enabled it to attain significant revenues from a variety of projects such as planning, selection, management, process design and implementation of these products. The Company's widespread knowledge of multiple healthcare information systems allows it to select and implement the best available solution for each client and adapt its service offerings as healthcare information technology evolves.

GROWTH STRATEGY

  The Company's goal is to be the preferred or single source provider of a wide range of healthcare consulting and information management services, including outsourcing. The Company's strategy to achieve this goal includes the following elements:

  Grow the Core Business. The Company's strategy to grow its core business involves expanding existing client relationships, growing its client base and increasing its range of service offerings in response to the evolving needs of its clients. From January 1, 1996 through June 30, 1997, the Company provided services to over 420 healthcare clients on over 1,000 engagements. The Company believes that its long-term client relationships, in-depth knowledge of its clients' needs and ability to address those needs with its multidisciplinary, unified team approach provide the Company with a significant competitive advantage in marketing additional services and winning new engagements with the goal of becoming the preferred provider of solutions. In each of the last three completed fiscal years, the Company's revenues from clients served in the prior year exceeded 75% of total revenues. From January 1996 through June 1997, the Company added approximately 210 new healthcare industry clients and performed approximately 450 healthcare consulting engagements for such clients. The Company intends to further leverage its IT and management consulting capabilities, emphasizing the provision of high quality, comprehensive healthcare consulting services, to expand its base of clients. The Company regularly evaluates emerging trends and innovations in the healthcare and IT industries and their potential impact on healthcare industry participants in order to enhance existing practice areas and add new services to support the evolving needs of its clients and potential clients. Since its initial public offering the Company has added 9 new practice areas for a total of 22 National Practice Areas.

  Provide Outsourcing. Since January 1, 1997, the Company has entered into three multi-year IT outsourcing agreements. The Company believes that as healthcare organizations turn to contracting all, or a major part, of their information systems processes to consultants to achieve cost savings and focus on core competencies, the Company's outsourcing program is well positioned to leverage the Company's comprehensive resources to capitalize on this industry trend. The Company's outsourcing program enables healthcare providers to simplify their management agenda, improve their return on information systems investment, and strengthen their technology management by ensuring client access to the Company's skilled technical labor pool. The Company offers a flexible program of services ranging from interim management to personnel acquisition and facilities management to total outsourcing.

  Pursue Strategic Acquisitions and Alliances. Since March 1, 1997, the Company has acquired three companies which had combined aggregate revenues of approximately $21.1 million in their most recently completed fiscal years. The Company believes that significant additional acquisition opportunities exist due to the highly fragmented nature of the healthcare consulting industry. The Company intends to continue to expand its geographic presence, industry expertise and technical scope through strategic acquisitions and alliances with companies that provide additional and/or complementary products, services or skills or have strategic client relationships. The Company believes that its information and communication systems will help it to assimilate the personnel and technology of companies it may acquire.

  Intensify Geographic Presence. The Company believes that the integration of its consultant team through the electronic hallway provides the necessary infrastructure for continued geographic expansion while minimizing additional overhead. In addition, the Company believes it can further develop its client relationships by maintaining a local office within communities. Accordingly, the Company expects to continue to strategically add offices to assist its efforts in forming closer relationships with its clients and strategic services executives.

  Expand Enterprise. Enterprise, which focuses on network and telecommunications technologies and intranet/internet solutions across a broad array of industries, believes it can leverage its unique combination of experienced business and technical IT professionals to play a significant role in the industry-wide trend towards consolidation of workgroup computing and streamlining of corporate communications and business processes. The Company intends to increase Enterprise's business and market presence through a combination of entry into new geographic markets, selective acquisitions and provision of outsourcing services to organizations that are presently under-served. For example, the recent business combination with COMSUL brings added geographic scope and depth to Enterprise's network, corporate facilities and telecommunications service areas. In addition, Enterprise intends to leverage its existing client relationships to expand consulting and service opportunities to the business partners, vendors and healthcare industry participants of Superior's existing clients for network and telecommunication design and acquisition, enterprise messaging, intranet and web strategies, workgroup consulting, and software and application development solutions.

SERVICES

  The Company offers its clients comprehensive healthcare consulting services, from visioning, to strategy, to selection of appropriate solutions, to implementation, on-going management and outsourcing. The Company offers custom-tailored solutions based on an assessment of each client's needs. The Company offers services in the following three broadly defined categories:

  Information Technology Consulting. The Company provides high quality services in developing long term IT strategy through selection of technology and products, systems implementation, integration and management, and contract negotiation. While the Company's consultants have a wide variety of skills, the majority have concentrated capabilities in the IT area. This expertise is derived from a combination of work for Company clients as well as experience gained prior to joining the Company and includes evaluation, implementation, operational or other experience with one or more established and emerging healthcare information systems or technologies offered by over 100 information system vendors.

  Management Consulting. The Company's management consulting services include focus areas such as strategic planning, analysis of current industry and competitive conditions, integration services, formation of physician-hospital alliances, mergers and affiliations, multi-specialty group practice formation, facility planning, practice valuations and acquisitions, IDN formation, financial advice and establishment of managed care organizations.

  Information Technology Outsourcing. The Company's flexible outsourcing program enables healthcare providers to simplify their management agenda, improve their return on information systems investment and strengthen their technology management by ensuring client access to the Company's skilled labor pool. The Company's outsourcing program offers the client an array of services, functions and economic elements which can be tailored to the specific client program/agenda, including IT management, IT planning and budgeting, applications support, applications implementation, IT operations, network and financial management and risk sharing.

  Operations Consulting. The Company provides business process workflows and operations improvement as methods to help clients eliminate organizational redundancy, reduce cost and implement changes in the areas of patient care, post-acute care, administrative services, clinical resource allocation, quality management, finance, physician support and nursing. The Company can provide executive and staff education, interim management and operational assistance.

  In order to offer its clients a depth of proficiency and experience the Company organizes its services by its 22 National Practice Areas which work together synergistically to serve its clients, many of whom have consulting needs in multiple areas. The National Practice Areas operate in conjunction with the Company's client relationship executives who coordinate how the Company's specialty areas can work together to achieve optimum productivity and cost effectiveness. The Company has developed methodologies for delivering these skills in a consistent, coordinated manner, either as a full project team, a joint client-consultant or joint vendor-consultant project team, selected expertise or as part of a seminar or workshop.

  Set forth below is a list of the healthcare consulting services and skills offered by Superior:

         CATEGORY                              DESCRIPTION OF SERVICES
------------------------------------------------------------------------------------------
  INFORMATION TECHNOLOGY  . Strategic information system planning, budgeting, development
  CONSULTING                and implementation
                          . Systems and departmental audits and assessments
                          . Interim management and facilities management
                          . Executive Planning Systems (EPS)
                          . Executive and technical education and end user training
                          . Legacy system maximization
                          . Unbiased product selection and vendor negotiation
                          . Applications testing and quality assurance
                          . System implementation and integration, including products of
                            SMS, Cerner, HBOC and others
                          . Network and client-server planning and design
                          . Imaging system feasibility studies, design and implementation

------------------------------------------------------------------------------------------

  STRATEGIC AND           . Case management program development and implementation
  OPERATIONS              . Strategic and tactical planning
                          . Collaboration strategies, mergers, acquisitions and affilia-
  MANAGEMENT                tions
  CONSULTING              . Executive and departmental interim management
                          . Operational and executive assessment
                          . Re-engineering and business process improvement and redesign
                          . Project management
                          . State and local comparative data analysis/benchmarking
                          . Decision Support and Executive Information Systems (DSS/EIS)
                          . Computerized patient record (CPR) planning and implementation
                          . Productivity and quality improvement
                          . Payor and customer surveys and profiles
                          . Market and competitive landscape research and analysis
                          . Facility Planning and programming
                          . Post-acute care services
                          . Clinical resource allocation
                          . Clinical program planning
                          . Market and financial feasibility assessment

------------------------------------------------------------------------------------------

  OUTSOURCING             . IT planning, budgeting and management
                          . Operations and management staffing and resources
                          . Project management
                          . Applications implementation
                          . Data center operations

------------------------------------------------------------------------------------------

  INTEGRATED DELIVERY     . IDN planning and development
  NETWORK (IDN)           . Managed care seminars, executive education and retreats
  CONSULTING              . Managed care organization development and management physician partnerships, PHOs and MSOs
                          . Transaction and valuation services
                          . Network formation planning
                          . Market analysis and business planning
                          . Managed care contracting strategies

         CATEGORY                              DESCRIPTION OF SERVICES
------------------------------------------------------------------------------------------
  INTEGRATED DELIVERY     . Insurance company partner selection
  NETWORK (IDN)           . Community health information network planning and development
  CONSULTING              . Capitation and risk contracting
  (CONTINUED)             . Case management/utilization management
                          . Managed care systems assessment, evaluation and implementation
                          . Medicare and Medicaid risk contracting
                          . Purchasing and Materials Management
                          . System Implementation

------------------------------------------------------------------------------------------

  HEALTH INFORMATION      . Medical Records Department review/utilization review
  MANAGEMENT              . Health information network planning and development
  CONSULTING              . Clinical data repositories/longitudinal patient records
                          . Interim management
                          . Coding and grouping

------------------------------------------------------------------------------------------

  FINANCIAL CONSULTING    . Revenue enhancement
                          . Business Office review
                          . Revenue cycle management/cash acceleration
                          . Interim management
                          . System implementation support
                          . Accounts management, including admissions, billing and collec-
                            tions
                          . Reimbursement analysis/charge capture analysis
                          . Diagnostic review
                          . Capital and financial planning

------------------------------------------------------------------------------------------

  CLINICAL CONSULTING     . Patient care and nursing care system design
                          . Clinical systems implementation
                          . Patient-focused care planning
                          . Clinical workflow analysis and reengineering
                          . Information systems selection and implementation
                          . Interim management
                          . Clinical benchmarking
                          . Quality measurement and outcomes management
                          . Clinical protocol and pathway development
                          . Departmental operations analysis
                          . Redefining nursing and ancillary services
                          . Post-acute care services
                          . Laboratory operation/information management consulting serv-
                            ices
                          . JCAHO compliance

------------------------------------------------------------------------------------------

  AMBULATORY PRACTICE     . Ambulatory care strategic planning
  MANAGEMENT              . Operations assessment and re-engineering
  CONSULTING              . Systems selection and implementation
                          . Practice revenue analysis
                          . Facilities management
                          . Integration strategies
                          . Communications linkage

--------------------------------------------------------------------------------

         CATEGORY                              DESCRIPTION OF SERVICES
------------------------------------------------------------------------------------------
  PHYSICIAN SERVICES      . Primary care network development
                          . Medical staff strategic planning
                          . Multi-specialty group practice formation
                          . PHO restructuring
                          . MSO development and improvement
                          . IPA development/restructure
                          . Physician practice merger and acquisition
                          . Financial modeling, budgeting and financial performance im-
                            provement
                          . Practice valuations and appraisals
                          . Management team education and development
                          . Physician group practice formation, restructuring and improve-
                            ment
                          . IDN formation, restructuring and improvement
                          . Managed care and market research
                          . Proprietary health plan development


CLIENT SOLUTIONS

  Examples of the Company's engagements, which are representative of the nature of its services and client relationships, are set forth below:

  IT Outsourcing. Superior's outsourcing agreement with Zieger, which operates Botsford General Hospital and its affiliates, is representative of Superior's outsourcing strategy. Having developed and approved an aggressive information technology strategy and capital plan, Zieger selected Superior to implement the multi-year plan. Under the five-year agreement, Superior is fully responsible for the entire information technology plan, including the annual information systems plan, operating and capital budget development and management, provision and management of all application support and implementation staff and operation of the data center and telecommunications network for all facets of Botsford's organization. Superior's commitment to Botsford includes on-time, on-budget delivery of each year's annual project plan, including shared financial risks and savings in managing the IT budgets and the IT staff resources required for successful completion of the plan. Superior's site manager reports directly to Botsford's Chief Information Officer and to an Information Systems Steering Committee. Superior hired most of Botsford's existing information systems staff who now serve Botsford and other clients of Superior.

  Comprehensive Systems and Operational Integration. An East Coast IDN has engaged the Company to assist with more than 140 specific projects over the past six years. In 1991, the Company assisted with an HBOC installation and the Company was subsequently engaged to provide consulting on a range of systems and operational issues affecting the IDN. These included operational review and redesign of information services, emergency services and oncology departments; implementation and provision of technical support for MediPac, 3M, FileNet, and SMS INVISION, SIGNATURE and SoftMed systems; assistance with system selections and contract review; and cost/benefit analysis for imaging technology, clinical information systems, and managed care information systems. The Company also participated in financial consulting engagements for the IDN and assisted with consolidated business office planning, use of advanced technology, interim management, policy and procedure development, patient accounting system training, and diagnosis related grouping costing and revenue enhancement.

  Strategic Planning and Implementation. A Midwestern community hospital engaged the Company to develop a multi-year process to re-engineer hospital functions including information systems, medical staff and management operations. The Company evaluated current systems, conducted interviews of the hospital's key management, implemented a total quality management program and facilitated a five-year hospital-wide business and information systems strategic plan. The Company also conceived, designed and implemented an affiliation plan for the hospital in order to define business opportunities and objectives and reporting requirements, and to expand the hospital's market area. As a result of the joint efforts of the hospital and the Company, the hospital entered into an affiliation with a major healthcare network; reorganized its senior management structure with assistance from an interim chief operating officer, interim chief information officer, interim vice president of nursing, and interim finance department manager supplied by the Company; completed reengineering of existing systems; and expanded information systems applications for clinical and physician networking capabilities. The Company spearheaded the reengineering of the patient care model, redefining nurse management, clinician roles, responsibilities and interactions with information systems functions. This process included labor relations, organizational transition and on-going quality assurance and education. The Company also assisted with operational projects to reengineer the hospital's medical records, finance, patient accounting and other departments.

  Long-Term Engagement. Since it first engaged the Company 12 years ago, a West Coast university-based healthcare system has enlisted the Company for a wide range of services. The Company provided long range systems planning, selection and implementation of a healthcare information system, including project management for approximately 35 system customizations. The Company managed the design and implementation of an interface between the disparate information systems of two affiliated facilities, and facilitated the integration of those information systems into other systems within the University's healthcare system. In connection with this implementation, the Company also assisted with training services. In addition, the Company helped to implement the university's operational improvement program and to develop a long-term strategy to enhance administrative and clinical information access throughout the university and to reduce costs in targeted departments while improving medical service delivery. The Company's consultant team was later engaged to conduct operational analyses in the medical records, patient financial services and patient admission services departments. The Company is currently analyzing the business process for ancillary departments in order to assist with the implementation of a new physician order entry system.

  Complex Strategic, Operational and Clinical Projects. A large Midwestern IDN engaged the Company to assist in providing strategic and operational guidance. The Company was first engaged to provide technical assistance and then to help with several projects related to the integration of the IDN's healthcare system, including selection of a managed care systems service bureau and planning and initiating the operations of a large, multi-specialty ambulatory care facility. The Company further assisted the client in the implementation of various information systems that will be linked to an existing, state-wide community health information network; provided an information base of integrated delivery system models for the IDN's physician organization and its compensation arrangements; and identified prospective purchasers of the IDN's benefit plan. The Company also worked with the IDN's laboratory facility to write and revise policies and procedures and to help implement operational changes and advised the laboratory facility on meeting compliance standards for the College of American Pathologists and Joint Commission on the Accreditation of Healthcare Organizations, and obtaining Food & Drug Administration and Health Care Financing Administration accreditation.

INFORMATION SYSTEM EXPERIENCE

  In order to provide its clients with a comprehensive source for healthcare IT services and capabilities, the Company seeks to maintain a consultant base that is experienced with a wide mix of established and emerging information systems and technologies. The experience of the Company's consultants is derived from a combination of work for Company clients as well as experience gained prior to joining the Company. The Company's consultants have evaluation, implementation, operational or other experience with one or more healthcare information systems or technologies offered by over 100 information system vendors.

ENTERPRISE

  Enterprise, founded in 1993, is a professional consulting organization providing solutions to medium and large companies across a wide array of industries. Enterprise complements and augments Superior through its emphasis on information and collaborative technologies. Enterprise leverages its strategic technology partnerships with IBM, Microsoft, Netscape, and Lotus to provide effective services in the following broadly defined categories:

  Network and Telecommunications Consulting. Enterprise develops strategic plans utilizing its consultants' technical expertise in the areas of network architecture planning, PBX systems, call centers, computer to telephony integration, voicemail systems, integrated voice response, wide area network design, local area networks, high speed networking and alternative local area exchange carriers.

  Enterprise Messaging, Intranet and Web Strategies. Enterprise focuses on internal web and intranet strategies combining software integration tools along with web standards from Microsoft, Lotus, and Netscape to meet the needs of its clients. Enterprise's planning design, acquisition and integration services include assessment and planning for large corporate e-mail rollouts, including migration strategies, international e-mail backbone and infrastructure design.

  Workgroup and Groupware Design and Development. Enterprise's workgroup and groupware services are based on the strategic and effective integration of workflow design and process engineering and groupware application development in the workplace. Working in concert with its technology partners, including Microsoft, Lotus, Netscape and IBM, Enterprise can achieve complete turn-key solutions allowing its clients to effectively collaborate with its suppliers, vendors and partners utilizing groupware and web-based technologies. Enterprise's work with Lotus Notes/Domino groupware solutions places it in the top tier of Lotus-designated Business Partners leveraging product sales and number of certified professionals, qualifying Enterprise for designation as a Premium Lotus Business Partner in 1995, 1996 and 1997. Enterprise is also an IBM BESTeam Member, Microsoft Solutions Provider and Netscape Affiliate Plus Partner.

  Software and Application Development. Enterprise application design consultants are skilled in a variety of applications and applications toolsets, including Lotus Notes, Sybase, C++, Power Builder and Visual Basic. The focus is on the development of both collaborative applications to support the groupware services and on user interface tools developing and creating knowledge-based executive information systems and high-end user application interfaces.

  Corporate Facilities Technology Design and Relocation. Enterprise provides technology design services for organizations designing and building new headquarters and facilities for clients, including infrastructure design, cabling systems, right of way, site planning, multimedia for audiovisual, video teleconferencing, voice and data communication systems.

  Enterprise's turnkey approach to serving its clients has enabled it to grow its business both by adding new clients and by attracting repeat business from its current base of clients. Since its inception in 1993, Enterprise has served over 250 clients primarily in the manufacturing, finance, healthcare, and service industries. In 1996 Enterprise accounted for 8.4% of the Company's revenues.

  Client Solutions. The Chrysler SCORE project, Enterprise's largest external engagement to date, involves unique opportunities for Enterprise but is also representative of Enterprise's service capabilities. Enterprise is engaged by Chrysler Corporation to assist with a Lotus Notes/Domino workgroup implementation of the Chrysler SCORE (Supplier Cost Reduction Effort) initiative. Under the SCORE system, each Chrysler supplier is required to submit cost reduction proposals and each is ranked by the number of "SCORE Points" gained through successful cost-reduction activities. In addition, Enterprise is assisting in the link-up of approximately 2,500 suppliers to the SCORE System via Lotus Notes. The success of the Chrysler SCORE Program and the involvement of Enterprise was highlighted in a cover story in the April 28, 1997 Communications Week magazine titled "Chrysler Saves Big Online: Using the Internet and Notes, the automotive giant links with its wide range of suppliers to slash billions in costs." The Company believes that Enterprise's role in this large program gives it a distinct advantage and opportunities to provide IT consulting, management and outsourcing to the present and future participating suppliers in this Chrysler program.

  Enterprise assisted a major financial institution with an enterprise deployment of Lotus Notes to over 5,000 users geographically disbursed throughout the United States. The engagement consisted of site planning to define such institution's messaging strategy and enterprise deployment plan and the management and execution of the deployment over an eight-month period. Once the messaging infrastructure was deployed Enterprise established an application development environment including standards, best practices, procedures and the tools required to manage the enterprise development and deployment of Lotus Notes applications.

EMPLOYEES

  The Company believes that one of its key strengths lies in its ability to attract, develop, motivate and retain a talented, creative and highly skilled work force of senior-level professionals who are specialists in one or more areas of healthcare and/or information technology. The Company's consultants are highly experienced, many of whom have established their credentials as healthcare executives and senior management of healthcare entities, business office managers, medical records administrators, nurse administrators, nurses, laboratory technicians, physician assistants, medical technologists, physicians, hospital admissions directors, and information management and information systems technical personnel. As of September 30, 1997, the Company employed over 660 employees, over 490 of whom were consultants.

  The Company believes it has a unique corporate culture built upon open communication across geographic regions and practice areas (fostered by the Company's electronic hallway) and a motivational and interactive work environment that features extensive professional development opportunities and productivity incentives. The Company's education and training encompasses multiple approaches to professional development. Each consultant is free to choose from a variety of management, technical and personal courses which are designed to provide sound fundamental principles for each subject. Many of the courses have advanced editions. These education offerings are delivered through multiple settings including self-study, group classroom, individual mentorship and case study. These offerings also include enhanced worklife topics. The Company's culture, practices and employee support programs offer employees a wide range of choice in type and location of assignment. The Company's mission includes continued innovation on balancing worklife issues.

  Through the establishment of its Superior Institute, the Company has developed a comprehensive training and ongoing education program to guide its professionals through a progression of skill enhancement programs. As part of this effort, the Company provides training curricula in new trends in healthcare, information technology and business management. An integral part of the on-going education process at the Company takes place through its proprietary information and communications system. This allows the Company's consultants to continue to upgrade their skills while remaining deployed in the field. In addition, the Company has developed an employee orientation program that features a sophisticated presentation to provide new employees with a comprehensive understanding of the Company's structure and approach to consulting. The Company also maintains a formal and active network of former employees; these alumni provide expertise on projects, introduce the Company to new client leads, and in several cases have returned to the Company from experiences elsewhere in the healthcare industry.

SALES AND MARKETING

  The Company's business development efforts are based upon a highly organized, company-wide, consistent approach. All personnel are trained and reinforced in the Company's marketing methods and philosophy, and are encouraged to identify, develop and pursue client service opportunities. The Company's marketing efforts are directed by senior management, practice area leaders and strategic service group leaders, who focus on client development strategies, geographic market penetration and cross-selling clients. Business development is an integral part of the formal responsibilities at all levels of the Company's management, including its National Practice Area leaders, and the Company sets business development goals on both a departmental and individual basis.

  The Company's business development efforts focus primarily on identifying key decision makers in the healthcare industry, determining the value to be provided to each potential client and then managing the sales process to completion through a sophisticated client resource database, developed and maintained by Enterprise. Each potential client lead is entered into the database, and that profile is updated for subsequent developments and information throughout the entire life of the Company's relationship with the potential client, as well as after a client retains the Company for services. At any given time, numerous Company professionals are active in the development of business from either a new or existing client, and the client resource database enables all Company personnel to access up-to-date information on the Company's efforts with respect to a client or client prospect, identifies other Company contacts with that client, and highlights the particular needs expressed by the client to date.

  In addition, the Company relies upon its reputation in the marketplace, the personal contacts and networking of the Company's professionals, direct industry marketing programs, trade shows, and the industry presence maintained by Company professionals to enhance its business development efforts. The Company's marketing efforts are enhanced by its presence within the healthcare industry by virtue of its employees' speaking engagements and publications on topics affecting healthcare. The Company's views on a wide range of healthcare and IT topics are frequently solicited and quoted for articles in major industry journals and books. The Company's healthcare consultants have been published extensively on current and emerging topics in healthcare information and management and have participated in external speaking engagements and presentations to industry associations and client audiences across the nation.

  The Company operates its healthcare consulting business through a combination of its national presence, regional relationships and its 22 National Practice Areas. Each National Practice Area offers a selected variety of the Company's healthcare consulting services and often two or more of these areas work synergistically to provide solutions to clients. Each area is managed by a National Practice Area leader who has profit and loss responsibility for the specific area and is responsible for its growth. As the Company adds to its services through internal growth and acquisition, it will evaluate adding new practice areas or augmenting the services of its existing National Practice Areas. The Company actively markets the subject-matter expertise of its National Practice Areas through the focus of its Strategic Services Groups. Each Strategic Services Group is responsible for developing and enhancing knowledge of local regulation and market factors, as well as developing and nurturing knowledge of and relationships with specific client organizations. The Company then combines the expertise of its National Practice Areas to form solutions that are responsive to local conditions and of value to specific clients.

  The Company provides a compensation system designed to foster an active focus at all levels within the organization on growth and business development from a company-wide perspective. Group leaders and other middle management earn incentive compensation on a monthly, quarterly and annual basis based on group and company-wide performance goals. Senior management earns incentive-based compensation based on company-wide performance goals.

COMPETITION

  The market for the Company's services is highly fragmented, highly competitive and is subject to rapid change. The Company believes that it currently competes principally with systems integration firms, national consulting firms, including the consulting divisions of the national accounting firms, information system vendors, service groups of computer equipment companies, facilities management companies, general management consulting firms and regional and specialty consulting firms. Many of the Company's competitors have significantly greater financial, technical and marketing resources than the Company, generate greater revenues and have greater name recognition than the Company. Moreover, those competitors that sell or license their own software may in the future attempt to limit or eliminate the use of third party consultants, such as the Company, to implement and/or customize such software. In addition, vendors whose systems may enjoy wide market acceptance and large market share could enter into exclusive or restrictive agreements with other consulting firms which could eliminate or substantially reduce the Company's implementation work for those systems. There are relatively low barriers to entry into the Company's markets, and the Company has faced and expects to continue to face additional competition from new entrants into its markets. In addition combinations and consolidations in the consulting industry will give rise to larger competitors, whose relative strengths are impossible to predict.

The Company also competes with its clients' internal resources, particularly where these resources represent a fixed cost to the client. This internal client competition may heighten as consolidation of healthcare providers creates organizations large enough to support internal information management capabilities. See "Risk Factors--Competition."

  The Company believes that the principal competitive factors in its market include reputation, highly experienced workforce, industry expertise, full array of offerings, project management expertise, vendor neutrality, price, quality of service, responsiveness and speed of implementation and delivery. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements with current and future competitors or that competitive pressures faced by the Company will not cause the Company's revenue or operating margins to decline or otherwise materially adversely affect its business, financial condition and results of operations.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

  The Company's success is in part dependent upon its proprietary internal information and communications systems, databases, tools and the methods and procedures that it has developed specifically to serve its clients. In addition, Enterprise has and will continue to develop proprietary groupware tools and applications. The Company has no patents; consequently, it relies on a combination of non-disclosure and other contractual arrangements and copyright, trademark and trade secret laws to protect its proprietary systems, information, and procedures. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of such rights or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its proprietary rights. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not require the Company to enter into materially adverse license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. See "Risk Factors--Limited Protection of Proprietary Systems and Procedures."

FACILITIES

  The Company's headquarters is located in approximately 35,000 square feet of leased office space in Southfield, Michigan. Superior also leases office space in an additional 17 locations throughout the United States. The Company believes that its facilities are adequate for its current needs and that additional facilities can be leased to meet future needs.

LEGAL PROCEEDINGS

  The Company is not now a party to, and is not aware of, any pending or threatened litigation that would have a material adverse effect on the Company and its business.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The directors and executive officers of the Company and their respective ages and positions as of September 30, 1997, are as follows:

NAME                                    AGE               POSITION
Richard D. Helppie, Jr. (1)............  41 President, Chief Executive Officer
                                            and Chairman of the Company
Charles O. Bracken.....................  48 Executive Vice President of Superior
Robert R. Tashiro......................  41 Senior Vice President and Chief
                                            Operating Officer of Superior
James T. House.........................  36 Vice President, Chief Financial
                                            Officer and Treasurer of the Company
Richard P. Saslow (2)..................  50 Vice President, General Counsel and
                                            Director
Reginald M. Ballantyne III.............  54 Director
Bernard J. Lachner (1) (2).............  69 Director
Douglas S. Peters (2)..................  53 Director
John L. Silverman (1)..................  56 Director

---------------------
(1) Member of the Compensation Committee of the Board of Directors
(2) Member of the Audit Committee of the Board of Directors

  Richard D. Helppie, Jr. has served as Superior's President and Chief Executive Officer since he founded Superior in May 1984. Mr. Helppie also founded Enterprise and currently serves as Enterprise's Chairman and Chief Executive Officer. Mr. Helppie also serves as Chairman and Chief Executive Officer, and is a Director, of the Company. Mr. Helppie has more than 23 years of experience in the healthcare and information systems industries.

  Charles 0. Bracken joined Superior in March 1987 as Executive Vice President. Mr. Bracken has more than 26 years of experience in the healthcare and information systems industries. Prior to joining Superior, Mr. Bracken spent three years as vice president of marketing of a healthcare software firm, preceded by 10 years of related experience, most recently as chief information officer of a multi-hospital corporation. Mr. Bracken has also served as a board member for the Center for Health Information Management.

  Robert R. Tashiro joined Superior in 1985 as a Systems Consultant. He was appointed Vice President in 1990, Senior Vice President in 1992 and Chief Operating Officer in June 1996. Mr. Tashiro has more than 18 years of experience in the information systems industry and more than 13 years of experience in the healthcare industry. Prior to joining the Company, Mr. Tashiro served as an Information Systems Department project manager at Kettering Medical Center. Prior to that, Mr. Tashiro worked for EDS.

  James T. House joined Superior in 1988 as its Controller. Since that time, he has held various positions with the Company and is currently the Vice President, Chief Financial Officer and Treasurer of the Company.

  Reginald M. Ballantyne III has served as a Director of the Company since August 1996. Mr. Ballantyne has served on Superior's advisory council since 1995. He has served as the President of PMH Health Resources, Inc. since 1984. Prior to that, Mr. Ballantyne served as President of Phoenix Memorial Hospital. Mr. Ballantyne is the Chairman of the American Hospital Association ("AHA"). He is also a fellow of the American College of

Healthcare Executives ("ACHE"). Mr. Ballantyne has served as a member of the National Board of Commissioners for the Joint Commission on Accreditation of Healthcare Organizations.

  Bernard J. Lachner has served as a Director of the Company since August 1996. Prior to becoming a Director of the Company, Mr. Lachner served as the chairman of Superior's advisory council. From July 1972 until his retirement in November 1992, Mr. Lachner served as the Chief Executive Officer of Evanston Hospital Corporation. Other directorships include subsidiaries of Allstate Insurance and St. Joseph Health System-American Unity Insurance Company. Mr. Lachner founded Ohio State University's graduate program in Health Services Administration and served as its first director. He is a fellow of ACHE, and is a past member of its Board of Governors. He has also served as the Chairman of AHA.

  Douglas S. Peters has served as a Director of the Company since August 1996. Mr. Peters has served as the President and Chief Executive Officer of Jefferson Health System since the 1995 merger with Main Line Health System. From October 1991 until such merger, Mr. Peters served in the same capacity for Main Line. Mr. Peters is also a director with the Philadelphia Contributionship and serves on the Advisory Board of First Union Bank. Mr. Peters is a fellow of ACHE.

  John L. Silverman has served as a Director of the Company since October 1997. Mr. Silverman is the Chief Executive Officer of AsiaCare, Inc. From 1990 to August 1997, he was the Vice President and Chief Financial Officer of Chi Systems, Inc. Mr. Silverman is currently a director of Integrated Health Services, Inc.

  Richard P. Saslow has served as a Director of the Company since August 1996 and joined the Company as Vice President and General Counsel in January 1997. Prior to joining the Company, Mr. Saslow practiced business law and commercial litigation with the firm of Butzel Long, PC since January 1991. Prior to that period, Mr. Saslow practiced law with the firm of Butzel, Keidan, Simon, Myers & Graham from 1974 to 1990.

  Executive officers of the Company are elected by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company and/or Superior, as specified above next to their respective names. The Board of Directors currently consists of six members. The Board of Directors is divided into three classes, each of whose members serve for a staggered, three-year term. The Board is comprised of two Class I Directors (Messrs. Lachner and Peters), two Class II Directors (Messrs. Silverman and Ballantyne) and two Class III Directors (Messrs. Helppie and Saslow). At each annual meeting of stockholders the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meetings of stockholders held in calendar years 2000, 1998 and 1999, respectively. There are no family relationships between any director or executive officer of the Company.

BOARD COMMITTEES

  Prior to October 1996, the Board did not have any committees. In October 1996, the Board formed the Audit Committee and the Compensation Committee to assist the Board in carrying out its duties. The Company has no nominating committee. The nomination function is performed by the Board, which has not established any policy or procedure for considering nominees recommended by stockholders.

  The Audit Committee has three members, two of whom are independent, non-employee directors. Members of this committee are Mr. Lachner, Mr. Peters and Richard P. Saslow, who is vice-president and general counsel of the Company. The Audit Committee considers the adequacy of the internal controls of the Company and the objectivity and integrity of financial reporting and meets with the independent certified public accountants and appropriate Company financial personnel about these matters.

  The Compensation Committee currently has three members, two of whom are independent, non-employee directors. Members of the committee are Mr. Lachner, Mr. Silverman and Richard D. Helppie, Jr., who is the

President and Chief Executive Officer of the Company. This committee monitors and makes recommendations to the Board with respect to compensation programs for directors and officers, administers compensation plans for executive officers, and provides oversight with respect to employee benefit plans. The committee has constituted a subcommittee, consisting of the two independent, non-employee directors (currently Messrs. Lachner and Silverman), with responsibility for determining the nature, timing and amount of awards and grants under the Company's Long-Term Incentive Plan, as amended (the "Long-Term Incentive Plan") to those employees subject to the requirements of
Section 16(b) of the Exchange Act.

DIRECTOR COMPENSATION

  Pursuant to the terms of the formula program of the Long-Term Incentive Plan, each director of the Company who is not otherwise employed by the Company automatically will be granted an option to purchase 5,000 shares of Common Stock upon his initial election to the Board and on each anniversary date of his or her appointment to the Board of Directors during his or her term, and for so long as he/she remains a director. The options will have an exercise price equal to the fair market value of the Common Stock on the date of grant. Of the options to purchase 5,000 shares, options to purchase 3,000 shares will be fully vested on the date of grant. The remaining options to purchase 2,000 shares will become fully vested on the first anniversary of the date of grant, provided that the director/grantee shall have attended all regularly scheduled meetings of the Board and shall have participated in not less than 80% of all Board conference calls scheduled on notice of not less than 48 hours. Messrs. Lachner, Peters, Saslow and Ballantyne were each granted an option to purchase 3,000 shares of Common Stock, all of which vested on October 9, 1996. These initial options were exercisable at $16.00 per share. On October 9, 1997 Messrs. Lachner, Peters and Ballantyne were each granted an option under the formula program for an additional 5,000 shares, exercisable at the then current fair market value of the Common Stock. Mr. Silverman was granted an option under the formula program to purchase 5,000 shares, exercisable at the current fair market value, effective as of the date of his initial appointment to the Board. Directors are also reimbursed for travel expenses incurred in connection with attending board and committee meetings.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

  Richard D. Helppie, Jr. is the Company's Chief Executive Officer and has been a member of the Compensation Committee since August 1996. The Company did not have a Compensation Committee prior to August 1996. Prior to August 1996, Mr. Helppie, who then served as both a director and Chief Executive Officer, had responsibility for all decisions with respect to executive officer compensation.

ADVISORY COUNCIL

  Superior established its Advisory Council in 1993. The Advisory Council is a non-governing body currently composed of seven leaders in the healthcare industry who meet periodically with representatives from Superior to advise on emerging issues and trends in the healthcare field, as well as both strategic planning and potential specialization areas. Advisory Council members are granted options to purchase shares of Common Stock upon appointment to the Advisory Council and are paid a fee of $1,000 per meeting and are reimbursed for travel, lodging and meal expenses incurred in connection with attendance at Advisory Council sessions.

EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded or earned by the Company's President and Chief Executive Officer and the four other most highly paid executive officers during the last two fiscal years (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION(1)          LONG TERM COMPENSATION
                               --------------------------------  ----------------------------
                                                                 SECURITIES
  NAME AND PRINCIPAL    FISCAL                     OTHER ANNUAL  UNDERLYING     ALL OTHER
       POSITION          YEAR   SALARY    BONUS    COMPENSATION  OPTIONS (#) COMPENSATION (4)
Richard D. Helppie ,     1996  $436,196 $2,558,779   $    --          --          $7,926
 Jr....................
  President, Chief       1995   477,000  1,948,448        --          --           9,709
  Executive Officer and
  Chairman of the
  Company
Charles O. Bracken.....  1996   317,136    527,061        --          --           7,926
  Executive Vice         1995   318,000    378,419    150,000(2)      --           9,709
  President of Superior
Robert R. Tashiro......  1996   204,493    364,745        --        5,000          7,926
  Senior Vice President  1995   176,000    207,162     75,000(2)      --           9,709
  and Chief Operating
  Officer of Superior
James T. House.........  1996    95,000    120,413     13,556(3)   20,000          7,664
  Vice President, Chief  1995    80,000     62,145        --          --           7,198
  Financial Officer and
  Treasurer of the
  Company
Kenneth T. Boone.......  1996   125,000     13,464        --          --           7,332
  President and Chief
  Operating Officer of   1995    90,000     63,500        --          --           7,975
  Enterprise(5)

---------------------
(1) The Company has entered into agreements, effective as of October 16, 1996 through December 31, 1997, with Messrs. Helppie, Bracken and Tashiro, which provide these three executives with aggregate annual compensation of approximately $1.1 million, comprised of base salary and bonus compensation based on achievement of certain pre-determined performance criteria.
(2) Other annual compensation for Messrs. Bracken and Tashiro represents the difference between the dollar value paid by such persons for shares of Common Stock in 1995 and the fair market value of the shares at the time of the sale.
(3) Consists of gain on exercise of stock options.
(4) Represents amounts paid by the Company during fiscal 1996 for (i) long-term and short-term disability insurance premiums as follows: Messrs. Helppie, Bracken, Tashiro and Boone $450 each, and Mr. House $348; (ii) life insurance premiums for which the Company is not the beneficiary as follows:
    Messrs. Helppie, Bracken and Tashiro $422 each, Mr. House $262 and Mr. Boone $450; and (iii) profit sharing contributions made by the Company as follows: Messrs. Helppie, Bracken, Tashiro and House $7,054 each and Mr. Boone $6,432.
(5) Mr. Boone served in this position with Enterprise in fiscal 1995 and fiscal 1996.

EXECUTIVE OPTION GRANTS

  The following table contains information concerning the stock option grants made to each of the Named Executive Officers in 1996.

                         OPTION GRANTS IN FISCAL 1996

                                                                                POTENTIAL
                                                                            REALIZABLE VALUE
                                                                            AT ASSUMED ANNUAL
                                                                             RATES OF STOCK
                                           % OF TOTAL                             PRICE
                                            OPTIONS                         APPRECIATION FOR
                              SHARES       GRANTED TO  EXERCISE              OPTION TERM (1)
                            UNDERLYING    EMPLOYEES IN PRICE PER EXPIRATION -----------------
          NAME            OPTIONS GRANTED FISCAL 1996  SHARE (2)    DATE       5%      10%
Richard D. Helppie, Jr..         --            --       $  --        --     $ --     $ --
Charles O. Bracken .....         --            --          --        --        --       --
Robert T. Tashiro.......       5,000          2.2%       16.00    10/10/06    50,300  127,500
James T. House..........      20,000          8.9%       16.00    10/10/06   201,200  510,000
Kenneth T. Boone........         --            --          --        --        --       --

---------------------
(1) In accordance with SEC rules, these columns show gains that might exist for the option over the life of the option, a period of ten years. This valuation is hypothetical; if the stock price does not increase above the exercise price, compensation to the named executive officers will be zero. A 5% or 10% annually compounded increase in the Company's stock price from the date of grant to the end of 10-year option term would result in stock prices of $26.06 and $41.50 per share, respectively. The potential realizable value does not represent the Company's prediction of its stock price performance. There can be no assurance that the actual stock price appreciation over the ten-year option will be at the assumed 5% and 10% levels or at any other defined level.
(2) The options becomes exercisable at a rate of 20% per year, on the anniversary date of the grant, over a five-year period.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information concerning stock options exercised by the Named Executive Officers during 1996, as well as the value of unexercised options held by such persons at December 31, 1996. The values of in-the-money options (which represent the positive spread between the exercise price of any existing stock options and $24 3/4 per share, the closing price of the Common Stock as reported by the Nasdaq National Market on December 31,
1996) also are included.

                  AGGREGATED OPTION EXERCISES IN FISCAL 1996
                       AND FISCAL YEAR-END OPTION VALUES

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                           SHARES                      OPTIONS AT           THE-MONEY OPTIONS AT
                          ACQUIRED                  DECEMBER 31, 1996         DECEMBER 31, 1996
                            UPON      VALUE     ------------------------- -------------------------
          NAME            EXERCISE REALIZED (1) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
Richard D. Helppie, Jr..     --      $   --         --            --          --        $ --
Charles O. Bracken......     --          --         --            --          --           --
Robert T. Tashiro.......     --          --         --          5,000         --          43,750
James T. House..........   1,066      13,556        --         20,000         --         175,000
Kenneth T. Boone........     --          --         --            --          --           --

---------------------
(1) Calculated as the difference between the fair market value of the Company's Common Stock at the time of the option exercise and the exercise price.

EMPLOYMENT RELATED AGREEMENTS

  Richard D. Helppie, Jr.'s employment agreement limits his aggregate annual compensation to $400,000, consisting of a combination of base salary and bonus, through the end of fiscal 1997. This agreement became effective October 16, 1996.

  Charles O. Bracken's employment agreement provides for an annual base salary of $290,000 and an annual performance-based bonus of up to $75,000 per year through the end of fiscal 1997. Under the employment agreement, Mr. Bracken is subject to noncompetition, nonsolicitation and nondisclosure covenants.

  Robert R. Tashiro's employment agreement provides for an annual base salary of $220,000 and an annual performance-based bonus of up to $75,000 per year through the end of fiscal 1997. Under the employment agreement, Mr. Tashiro is subject to noncompetition, nonsolicitation and nondisclosure covenants.

  James T. House's employment agreement provides for his employment as a Vice President and Chief Financial Officer of the Company at an annual base salary of approximately $110,000. Mr. House also participates in the Company's 1997 Vice President Bonus Plan pursuant to which he is eligible to receive quarterly and annual base bonuses of $10,000 and $25,000, respectively (which base bonuses are subject to increase or decrease based on performance as measured by revenue, profit and certain other criteria as set forth in the respective plans). Under the employment agreement, Mr. House is subject to noncompetition, nonsolicitation and nondisclosure covenants.

EMPLOYEE BENEFIT PLANS

 LONG-TERM INCENTIVE PLAN

  In 1996, the Board of Directors adopted the Long-Term Incentive Plan. The Long-Term Incentive Plan is designed to enhance the long-term profitability and stockholder value of the Company by offering Common Stock, Common Stock-based and other performance incentives to those individuals who are key to the growth and success of the Company, to attract and retain experienced executives and to align executives' economic incentives with the Company's stockholders.

  The Long-Term Incentive Plan is administered by the Compensation Committee, which, except for the formula program (the "formula program") noted below for non-employee directors, has exclusive authority to grant awards under the Long-Term Incentive Plan and to make all interpretations and determinations affecting the Long-Term Incentive Plan. The Compensation Committee has the discretion to determine the individuals to whom Awards (as defined below) are granted, the amount of such Award, any applicable vesting schedule and other terms of any Award.

  Participation in the Long-Term Incentive Plan is limited to employees, consultants, advisors and independent contractors of the Company and its subsidiaries who are selected from time to time by the Compensation Committee. In addition, non-employee directors automatically participate in the formula program. Awards under the Long-Term Incentive Plan may be in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and nonqualified stock options), stock awards, restricted stock grants, stock appreciation rights ("SARs") and performance awards (collectively, "Awards"). Any Award issued under the Long-Term Incentive Plan that is forfeited, expired, canceled or terminated prior to exercise will again become available for grant under the Long-Term Incentive Plan.

  The Long-Term Incentive Plan also includes the directors formula program. The formula program provides for the automatic grant of vested options to purchase shares of Common Stock to non-employee directors of the Company. See "Management--Director Compensation."

  In October 1997, the Board of Directors and the holders of a majority of the Company's outstanding Common Stock approved an amendment to the Long-Term Incentive Plan to increase the maximum number of additional shares of Common Stock which may be issued and sold under the Long-Term Incentive Plan from 900,000 shares to 2,400,000 shares of Common Stock. Prior to such amendment, as of September 30, 1997, the Company had granted options to purchase an aggregate of 539,478 shares of Common Stock at a weighted average exercise price per share equal to $21.22. Options under the Long-Term Incentive Plan are generally exercisable at fair market value on the date of grant and generally become exercisable over a five-year period. In the event of any stock dividend, stock split, recapitalization, merger, other change in the capitalization of the Company or similar corporate transaction or event affecting the Common Stock, the Compensation Committee may make appropriate adjustments to the Awards. The Company may also accelerate the timing of the exercise of any Awards or cancel any Award and provide instead for the payment to the participant in cash of the economic value of the Award at the time of cancellation.

 401(K) SAVINGS PLAN

  The Company maintains the Superior Consultant Holdings Corporation 401(k) Profit Sharing Plan, a defined contribution retirement plan with a cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan is intended to be qualified under
Section 401(a) of the Internal Revenue Code. All employees of the Company, Superior and Enterprise who have completed 90 days of service and have attained age 21 are eligible to participate in the 401(k) Plan on the first day of the month coinciding with or following the date on which they satisfy the eligibility criteria. The 401(k) Plan provides that each participant may make elective contributions of from 1% to 15% of his or her compensation, subject to statutory limits. The Company may make a discretionary contribution to the Plan. Under the terms of the 401(k) Plan, allocation of the discretionary contribution is integrated with Social Security, in accordance with applicable nondiscrimination rules under the Internal Revenue Code.

                             CERTAIN TRANSACTIONS

  In April 1995, Superior loaned Mr. Bracken $500,000, evidenced by a term promissory note bearing interest at 7.71% per annum. The note provides for equal annual payments of principal and interest of $50,000, payable on December 31 of each year beginning December 31, 1995 with the entire unpaid principal balance due on December 31, 2015. At the option of the Company, the entire outstanding indebtedness under the note may be accelerated in the event that Mr. Bracken's employment with the Company is terminated. The largest amount of indebtedness outstanding under such note during fiscal 1996 was $477,000 and as of December 31, 1996 was $465,000.

  In April 1995, Superior loaned to Mr. Tashiro $250,000, evidenced by a term promissory note, bearing interest of 7.71% per annum. The note provides for equal annual payments of $25,000, payable on December 31 of each year beginning December 31, 1995 with the entire principal balance due on December 31, 2015. At the option of the Company, the entire outstanding indebtedness under the note may be accelerated in the event that Mr. Tashiro's employment with the Company is terminated. The largest amount of indebtedness outstanding under such note was $238,000 during fiscal 1996 and as of December 31, 1996 was $233,000.

  In September 1995, The Richard D. Helppie, Jr. Trust, of which Mr. Helppie is Trustee, loaned Enterprise $200,000, evidenced by a term promissory note bearing interest at 8.75% per year. The outstanding principal balance was repaid by Enterprise before December 31, 1996.

  In 1996, the Company entered into a tax indemnification agreement with the S Corporation shareholders of Superior which provides for, among other things, the indemnification of each such shareholder for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees) and the repayment to the Company of any amounts received as refunds, resulting from Superior's operations during the period in which it was an S Corporation. Management believes that the Company's maximum exposure pursuant to this agreement is not material.

  In 1996, the Company chartered aircraft from Clearwater Aviation, Inc., of which Mr. Helppie is sole stockholder. Payments under this arrangement totaled approximately $36,000 in 1996 and approximately $92,000 for the six-month period ended June 30, 1997. The payments are at or below market rates and the arrangement was approved by a majority of the independent and disinterested members of the Board of Directors.

  Mr. Saslow, a Director, was a shareholder in the law firm of Butzel Long, PC, Detroit, Michigan. Butzel Long and Mr. Saslow's prior firm Butzel, Keidan, Simon, Myers & Graham, have been outside general counsel to Superior since 1985 and Enterprise since 1993. Mr. Saslow joined the Company as a vice president and general counsel in January 1997.

                       PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of Common Stock as of September 30, 1997, and as adjusted to reflect the sale of shares offered hereby, by: (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; (iv) all directors and executive officers of the Company as a group; and (v) the Selling Stockholders. Except as set forth in the footnotes to the table, the Company believes that each person named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable.

                                                                 BENEFICIAL
                                       BENEFICIAL                 OWNERSHIP
                                     OWNERSHIP PRIOR  NUMBER   AFTER OFFERING
                                     TO OFFERING (1)    OF           (1)
                                    ----------------- SHARES  -----------------
                                    NUMBER OF          BEING  NUMBER OF
NAME OF BENEFICIAL OWNER             SHARES   PERCENT OFFERED  SHARES   PERCENT
Richard D. Helppie, Jr.(2),(3)..... 3,788,111  46.2%  612,987 3,175,124  31.1%
Charles O. Bracken.................   389,223   4.7    72,845   316,378   3.1
Robert R. Tashiro(3),(4)...........   195,610   2.4    50,000   145,610   1.4
James T. House(4)..................    16,500     *        --    16,500     *
Reginald M. Ballantyne III(4)......     6,000     *        --     6,000     *
Bernard Lachner(4).................     6,000     *        --     6,000     *
Douglas S. Peters(4)...............     6,000     *        --     6,000     *
Richard P. Saslow(4)...............     6,000     *        --     6,000     *
John L. Silverman(4)...............    53,519     *        --    53,519     *
The Superior Consultant Charitable
 Foundation(5).....................    97,223   1.2    97,223       --    --
The Helppie Family Charitable
 Foundation(5).....................    41,667     *    41,667       --    --
Kenneth T. Boone(3)................    38,576     *        --    38,576     *
Nathan S. Kaufman..................    67,131     *    50,000    17,131     *
Thomas S. Kumura...................     7,459     *     7,459       --    --
Michael R. Dillingham..............    51,072     *    20,368    30,704     *
Margaret S. Little Trust...........     3,817     *     2,036     1,781     *
J. V. Stewart Testamentary Trust...     3,817     *     2,036     1,781     *
William L. Stewart, III, Trusts....     5,394     *     2,877     2,517     *
Court & Co.........................       675     *       675       --    --
F.W. Hellman, Trustee u/w M.
 Hellman...........................       675     *       675       --    --
George Mainas......................     2,784     *     2,784       --    --
James D. Posner....................    51,072     *    10,000    41,072     *
John F. Ungar......................    51,072     *    20,368    30,704     *
Peter B. Valentine.................    51,072     *     6,000    45,072     *
All Directors and Executive
 Officers as a
 group (9 persons)(2),(3),(4)...... 4,466,963  54.4   735,832 3,731,131  36.6

--------------------
*Less than 1%.
(1) Applicable percentage of ownership as of September 30, 1997 is based upon 8,206,464 shares of Common Stock outstanding. Applicable percentage of ownership after offering is based upon 10,206,464 Shares of Common Stock outstanding. Applicable percentage in each case is determined by assuming the exercise of options that are held by such persons (but not those held by any other person) which are exercisable within 60 days of the date hereof. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to the shares shown as beneficially owned.
(2) All shares are held by The Richard D. Helppie, Jr. Trust, of which Mr. Helppie is the sole trustee. The address of the trust is in care of the Company's principal executive offices. Excludes 97,223 shares of Common Stock held by The Superior Consultant Charitable Foundation, of which Mr. Helppie is president and a director, and 41,667 shares of Common Stock held by The Helppie Family Charitable Foundation, of which Mr. Helppie is president and a director, and as to which Mr. Helppie is deemed to be a beneficial owner.
(3) If the Underwriters' over-allotment option is exercised in full, Messrs. Helppie, Tashiro and Boone would sell an aggregate of 950,487 shares, 65,000 shares and 2,500 shares in this offering, respectively and, upon completion of this offering, Messrs. Helppie, Tashiro and Boone would own 2,837,624 shares (27.5%), 130,610 shares (1.3%) and 36,076 shares (less than 1%), respectively.
(4) Includes shares issuable upon exercise of options exercisable within 60 days from the date hereof as follows: Mr. Tashiro 1,000 shares; Mr. House 4,000 shares; Mr. Ballantyne 6,000 shares; Mr. Lachner 6,000 shares; Mr. Peters 6,000 shares; Mr. Saslow 6,000 shares; and Mr. Silverman 3,000 shares.
(5) Shares acquired by gift from The Richard D. Helppie, Jr. Trust in October 1997. Mr. Helppie is president and a director of both The Superior Consultant Charitable Foundation and The Helppie Family Charitable Foundation.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). The Company currently has outstanding 8,206,464 shares of Common Stock and no shares of Preferred Stock. Upon completion of this offering, the Company will have outstanding 10,206,464 shares of Common Stock and no shares of Preferred Stock. As of October 28, 1997, there were 85 record holders of Common Stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share for the election of directors and all other matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voting for the election of directors can elect all of the directors if they choose to do so. The holders of Common Stock are entitled to dividends in such amounts and at such times, if any, as may be declared by the Board of Directors out of funds legally available therefor. The Company has not paid any dividends on its Common Stock and does not anticipate paying any cash dividends on such stock in the foreseeable future. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payments to creditors. The Common Stock is not redeemable and has no preemptive or conversion rights.

  The rights of the holders of Common Stock are subject to the rights of the holders of any Preferred Stock which may, in the future, be issued. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Certificate of Incorporation authorizes 1,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no current plans to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE LAW

  Certificate of Incorporation and By-Laws. The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that the Board of Directors will be divided into three classes of directors, each class constituting approximately one-third of the total number of directors and with the classes serving staggered three-year terms. The By-Laws provide that only the Chairman of the Board, a majority of the Board of Directors or the stockholders owning at least 50% of the Company's capital stock may call meetings of stockholders and require certain advance notice procedures for nominating candidates for election to the Board of Directors. These provisions of the Certificate of Incorporation and By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Certain Antitakeover Effects."

  Delaware Takeover Statute. The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the Long-Term Incentive Plan will be tendered in a tender or exchange offer; or
(iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

  Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LIMITATION OF LIABILITY AND INDEMNIFICATION

  Limitation of Liability. As permitted by the Delaware General Corporation Law, the Company's Certificate provides that directors of the Company shall not be personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. This provision would have no effect on the availability of equitable remedies or nonmonetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director arising out of his or her role as a director and not in any other capacity (such as an officer or employee of the Company). Further, liability of a director for violations of the federal securities laws will not be limited by this provision. Directors will, however, no longer be liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

  Indemnification. The Certificate provides that directors and officers of the Company shall be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Certificate also authorizes the Company to enter into one or more agreements with any person which provide for indemnification greater or different from that provided in the Certificate. The Company has entered into indemnification agreements with all current members of the Board of Directors and executive officers. The Company believes that these provisions and agreements are desirable to attract and retain qualified directors and officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 10,206,464 shares of Common Stock outstanding. Of these shares, the 3,000,000 shares sold in this offering and the 2,875,000 shares issued in the Company's initial public offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  All of the remaining 4,331,464 shares of Common Stock constitute restricted securities under Rule 144. Of these "Restricted Shares," 3,940,469 will be subject to a lock-up period expiring 90 days after the date of this Prospectus (the "Lock-Up Period"). Donaldson, Lufkin & Jenrette Securities Corporation, in its discretion, may waive the foregoing restrictions in whole or in part, with or without a public announcement of such action. Following the Lock-Up Period, 3,419,018 of the Restricted Shares will immediately become eligible for sale, subject, however, to the volume limitations and restrictions (other than the holding period requirement) of Rule 144. The remaining 521,451 Restricted Shares will become eligible for sale under Rule 144 in 1998. See "Underwriting."

  In general, under Rule 144 of the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock as reported on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least two years, would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

  The Company has filed a registration statement on Form S-8 under the Securities Act to register the 900,000 shares of Common Stock reserved for issuance under the Company's Long-Term Incentive Plan. The Company plans to file an additional registration statement on Form S-8 within 30 days of the date of this Prospectus to register the additional 1,500,000 shares of Common Stock added by the Board of Directors to the Long-Term Incentive Plan in October 1997. See "Management--Employee Benefit Plans--Long-Term Incentive Plan." Accordingly, shares issued under the Long-Term Incentive Plan will be available for sale in the open market, subject to Rule 144 volume limitations applicable to Affiliates, and the lock-up agreements described above. Options to purchase 539,478 shares of Common Stock are outstanding (of which 96,596 are currently exercisable) and 1,860,522 shares of Common Stock remain available for future grant under the Long-Term Incentive Plan.

REGISTRATION RIGHTS

  In connection with the acquisition of The Kaufman Group and COMSUL, the Company has entered into registration rights agreements with Nathan S. Kaufman, Thomas S. Kumura and certain shareholders of COMSUL, including Michael R. Dillingham, James D. Posner, John F. Ungar and Peter B. Valentine, pursuant to which the Company has granted certain registration rights. Pursuant to the terms of these registration rights agreements, the Company has granted these stockholders and their transferees piggyback registration rights covering an aggregate of 315,220 shares, of which 125,278 shares are being offered pursuant to this offering. When and as these rights are exercised, additional shares not being offered hereby will become available for sale upon the effectiveness of a registration statement relating to such shares.

  The Company can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing form time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. "See Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of an Underwriting Agreement dated October 29, 1997 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), William Blair & Company, L.L.C. and Jefferies & Company, Inc. ("the Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the respective number of shares of Common Stock set forth opposite their names below.

                                                                       NUMBER OF
              UNDERWRITERS                                              SHARES
      Donaldson, Lufkin & Jenrette Securities Corporation............. 1,104,000
      William Blair & Company, L.L.C..................................   828,000
      Jefferies & Company, Inc........................................   828,000
      BancAmerica Robertson Stephens..................................    40,000
      Cowen & Company.................................................    40,000
      Furman Selz LLC.................................................    40,000
      Hambrecht & Quist LLC...........................................    40,000
      Adams, Harkness & Hill, Inc. ...................................    20,000
      Interstate/Johnson Lane Corporation.............................    20,000
      Legg Mason Wood Walker, Incorporated............................    20,000
      Needham & Company, Inc. ........................................    20,000
                                                                       ---------
          Total....................................................... 3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

  The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the price to the public set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $0.96 per share. The Underwriters may allow, and such dealers may re-allow to certain other dealers, a concession not in excess of $0.10 per share. After the initial offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice.

  The Company and certain Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase from time to time, in whole or in part, up to an aggregate of 450,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Each of the Company, the Selling Stockholders and the executive officers and directors of the Company has agreed subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

  Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

  The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for or purchase shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  In connection with this offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sachnoff & Weaver, Ltd., Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

  The Consolidated Financial Statements of the Company as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, appearing elsewhere in this Prospectus and in the Registration Statement, have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing elsewhere herein, and are included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

  The financial statements of The Kaufman Group, Inc. as of December 31, 1996 and for the year then ended appearing elsewhere in this Prospectus and in the Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing elsewhere herein, and are included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES CONSOLIDATED
 FINANCIAL STATEMENTS
  Report of Independent Certified Public Accountants...................... F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and June
   30, 1997 (unaudited)................................................... F-3
  Consolidated Statements of Operations for the years ended December 31,
   1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997
   (unaudited)............................................................ F-4
  Consolidated Statements of Stockholders' Equity for the years ended
   December 31, 1994, 1995 and 1996 and for the six months ended June 30,
   1997 (unaudited)....................................................... F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997
   (unaudited)............................................................ F-6
  Notes to Consolidated Financial Statements.............................. F-7
THE KAUFMAN GROUP, INC.
  Report of Independent Certified Public Accountants...................... F-16
  Balance Sheet as of December 31, 1996................................... F-17
  Statement of Operations and Retained Earnings for the year ended
   December 31, 1996...................................................... F-18
  Statement of Cash Flows for the year ended December 31, 1996............ F-19
  Notes to Financial Statements........................................... F-20

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Superior Consultant Holdings Corporation:

  We have audited the accompanying consolidated balance sheets of Superior Consultant Holdings Corporation (a Delaware corporation) and Subsidiaries as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Superior Consultant Holdings Corporation and Subsidiaries as of December 31, 1995 and 1996, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Detroit, Michigan
February 21, 1997 (except for Note 14, as to which the date is March 12, 1997)

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                DECEMBER 31,
                                               ---------------      JUNE 30
                                                1995    1996         1997
                                                                (UNAUDITED)
                                                     (IN THOUSANDS)
                    ASSETS
Current assets
  Cash........................................ $  455  $ 2,076    $   383
  Short-term investments......................    --    34,554     31,596
  Accounts receivable (net of allowance for
   doubtful accounts of $279,000 as of
   December 31, 1995; $324,000 as of December
   31, 1996; and $389,000 as of June 30,
   1997)......................................  5,811    9,918     10,554
  Accrued interest receivable and prepaid
   expenses...................................    154      456        444
                                               ------  -------    -------
    Total current assets......................  6,420   47,004     42,977
Property and equipment, net...................    985    2,598      4,055
Deferred income taxes.........................    --       --          89
Goodwill, net.................................    --       --       4,872
                                               ------  -------    -------
    Total Assets.............................. $7,405  $49,602    $51,993
                                               ======  =======    =======
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Lines of credit............................. $   50  $   --     $   --
  Accounts payable............................  1,118    2,271      1,568
  Accrued liabilities.........................  3,001    3,235      3,539
  Deferred revenue............................    638    1,286      1,118
  Note payable to stockholder.................    156      --         --
  Income taxes payable........................    --       584        --
                                               ------  -------    -------
    Total current liabilities.................  4,963    7,376      6,225
Deferred income taxes.........................    133      198        --
Deferred performance bonuses..................    448      580        580
Commitments (Note 9)..........................    --       --         --
Stockholders' equity
  Preferred stock; authorized, 1,000,000
   shares of $.01 par value; no shares issued
   or outstanding.............................    --       --         --
  Common stock; authorized, 30,000,000 shares
   of $.01 par value; issued and outstanding,
   4,777,985 as of December 31, 1995;
   7,559,735 as of December 31, 1996; and
   7,634,325 as of June 30, 1997..............     48       76         76
  Additional paid-in capital..................  1,036   40,986     42,548
  Retained earnings...........................  1,506    1,084      3,262
  Stockholders' notes receivable..............   (729)    (698)      (698)
                                               ------  -------    -------
    Total stockholders' equity................  1,861   41,448     45,188
                                               ------  -------    -------
    Total Liabilities and Stockholders'
     Equity................................... $7,405  $49,602    $51,993
                                               ======  =======    =======

    The accompanying notes are an integral part of the financial statements.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        SIX MONTHS
                           YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                           -------------------------  ----------------
                            1994     1995     1996     1996     1997
                                                        (UNAUDITED)
                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.................. $19,234  $25,906  $35,925  $16,547  $25,974
Costs and expenses
  Cost of services........   8,505   12,008   17,743    8,197   12,963
  Selling, general and
   administrative
   expenses...............   8,223   10,045   13,498    6,250    9,925
  Executive compensation
   expense................   2,445    3,730    4,579    2,600      444
                           -------  -------  -------  -------  -------
    Total costs and
     expenses.............  19,173   25,783   35,820   17,047   23,332
                           -------  -------  -------  -------  -------
    Earnings (loss) from
     operations...........      61      123      105     (500)   2,642
Interest expense..........      16       16       47       22      --
Other income, principally
 interest income..........     (44)     (74)    (406)     (28)    (976)
                           -------  -------  -------  -------  -------
    Earnings (loss) before
     income taxes.........      89      181      464     (494)   3,618
Income taxes..............     --       165      886       13    1,440
                           -------  -------  -------  -------  -------
    Net earnings (loss)... $    89  $    16  $  (422) $  (507) $ 2,178
                           =======  =======  =======  =======  =======
    Net earnings per
     share................                                     $  0.28
                                                               =======
    Weighted average
     number of common and
     common equivalent
     shares outstanding...                                       7,688
                                                               =======
Pro forma earnings data
 (unaudited)
  Earnings (loss) before
   income taxes, as
   reported...............                   $   464  $  (494)
  Adjustment for executive
   compensation expense...                     3,519    2,070
                                             -------  -------
  Pro forma earnings
   before income taxes....                     3,983    1,576
  Pro forma income tax
   expense................                     1,568      625
                                             -------  -------
  Pro forma net earnings..                   $ 2,415  $   951
                                             =======  =======
  Pro forma net earnings
   per share..............                   $  0.44  $  0.20
                                             =======  =======
  Pro forma weighted
   average number of
   common and common
   equivalent shares
   outstanding............                     5,455    4,824
                                             =======  =======


    The accompanying notes are an integral part of the financial statements.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                          COMMON STOCK  ADDITIONAL          STOCKHOLDERS'
                          -------------  PAID-IN   RETAINED     NOTES
                          SHARES AMOUNT  CAPITAL   EARNINGS  RECEIVABLE    TOTAL
                                              (IN THOUSANDS)
Balance at January 1,
 1994...................  4,058   $ 41   $    54    $1,401      $ --      $ 1,496
Net earnings............    --     --        --         89        --           89
                          -----   ----   -------    ------      -----     -------
Balance at December 31,
 1994...................  4,058     41        54     1,490        --        1,585
Net earnings............    --     --        --         16        --           16
Issuance of common
 stock..................    720      7       982       --        (764)        225
Payment on stockholders'
 notes receivable.......    --     --        --        --          35          35
                          -----   ----   -------    ------      -----     -------
Balance at December 31,
 1995...................  4,778     48     1,036     1,506       (729)      1,861
Net loss................    --     --        --       (422)       --         (422)
Issuance of common
 stock..................  2,782     28    39,658       --         --       39,686
Payment on stockholders'
 notes receivable.......    --     --        --        --          31          31
Tax benefit relating to
 stock options
 exercised..............    --     --        249       --         --          249
Compensation expense
 recognized for fair
 value of stock options
 granted................    --     --         43       --         --           43
                          -----   ----   -------    ------      -----     -------
Balance at December 31,
 1996...................  7,560     76    40,986     1,084       (698)     41,448
Net earnings
 (unaudited)............    --     --        --      2,178        --        2,178
Additional stock
 offering costs
 (unaudited)............    --     --        (38)      --         --         (38)
Issuance of common stock
 in connection with The
 Kaufman Group, Inc.
 acquisition
 (unaudited)............     74    --      1,600       --         --        1,600
                          -----   ----   -------    ------      -----     -------
Balance at June 30, 1997
 (unaudited)............  7,634   $ 76   $42,548    $3,262      $(698)    $45,188
                          =====   ====   =======    ======      =====     =======


    The accompanying notes are an integral part of the financial statements.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,         JUNE 30,
                                 --------------------------  ------------------
                                  1994     1995      1996      1996      1997
                                                                (UNAUDITED)
                                               (IN THOUSANDS)
Cash flows from operating
 activities
  Net earnings (loss)..........  $   89  $     16  $   (422) $   (507) $  2,178
  Adjustments to reconcile net
   earnings (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization..............     287       405       512       204       450
    Amortization of goodwill...     --        --        --        --         97
    Non-cash compensation......     --        225        43       --        --
    Bad debt expense...........       9       230        45        59       157
    Loss on sale of assets.....      15        47       --        --        --
    Deferred income taxes......     --        133        65       (17)     (287)
    Tax benefit from exercise
     of stock options..........     --        --        249       --        --
    Changes in operating assets
     and liabilities:
      Accounts receivable......    (825)   (1,929)   (4,152)   (1,799)     (793)
      Accrued interest
       receivable and prepaid
       expenses................     (14)      (39)     (302)      (51)       79
      Accounts payable.........     234       297     1,153       (72)     (703)
      Accrued liabilities......     484     1,484       366     2,270       304
      Deferred revenue.........     544       (58)      648      (526)     (168)
      Income taxes payable.....     --        --        584        30      (651)
                                 ------  --------  --------  --------  --------
        Net cash provided by
         (used in) operating
         activities............     823       811    (1,211)     (409)      663
Cash flows from investing
 activities:
  Purchase of The Kaufman
   Group, Inc..................     --        --        --        --     (3,407)
  Purchases of property and
   equipment...................    (353)     (807)   (2,125)     (479)   (1,907)
                                 ------  --------  --------  --------  --------
        Net cash used in
         investing activities..    (353)     (807)   (2,125)     (479)   (5,314)
Cash flows from financing
 activities:
  (Repayment of) proceeds from
   lines of credit, net........    (340)       50       (50)      630       --
  Proceeds from notes payable
   to stockholder..............     --        200       --        --        --
  Repayment of note payable to
   stockholder.................     --        (49)     (156)      (83)      --
  Proceeds from issuance of
   common stock................     --        --     39,686       --        --
  Principal payments on
   stockholders' notes
   receivable..................     --         35        31         1       --
                                 ------  --------  --------  --------  --------
        Net cash provided by
         (used in) financing
         activities............    (340)      236    39,511       548       --
                                 ------  --------  --------  --------  --------
Net increase (decrease) in cash
 and cash equivalents..........     130       240    36,175      (340)   (4,651)
Cash and cash equivalents,
 beginning of period...........      85       215       455       455    36,630
                                 ------  --------  --------  --------  --------
Cash and cash equivalents, end
 of period.....................  $  215  $    455  $ 36,630  $    115  $ 31,979
                                 ======  ========  ========  ========  ========
Supplemental disclosure of cash
 flow information--cash paid
 for:
  Interest.....................  $   16  $     16  $     47  $     12  $    --
  Income taxes.................     --         40       --         12     2,374
  Non-cash acquisition costs
   (issuance of common stock
   for The Kaufman Group,
   Inc.).......................     --        --        --        --      1,600

    The accompanying notes are an integral part of the financial statements.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND
          FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)
           (TABULAR AMOUNTS ARE IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Superior Consultant Holdings Corporation and its subsidiaries, Superior Consultant Company, Inc. ("Superior") and Enterprise Consulting Group ("Enterprise") (formerly known as Unitive Corporation), collectively referred to as the "Company". Superior is a leading healthcare consulting firm that provides a wide range of information technology consulting and strategic and operations management consulting services to a broad cross-section of healthcare industry participants and healthcare information system vendors. Enterprise assists clients in developing, designing, implementing and maintaining groupware and intranet and web-based information systems and solutions. The Company operates in one business segment.

  Historically, both Superior and Enterprise were majority-owned by an individual. In connection with the completion of the initial public offering of common stock on October 16, 1996, the companies entered into and consummated a corporate reorganization, whereby Superior and Enterprise became wholly-owned operating subsidiaries of Superior Consultant Holdings Corporation. This transaction was accounted for as a reorganization of entities under common control and accounted for in a manner similar to a pooling of interests. The accompanying consolidated financial statements and footnotes, and all share amounts included therein, give effect to the reorganization. All material intercompany accounts and transactions have been eliminated.

 Interim Financial Data

  The consolidated financial statements and related notes thereto as of June 30, 1997 and for the six months ended June 30, 1996 and 1997 are unaudited. The information reflects all adjustments, consisting only of normal recurring entries, that, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year.

 Short-Term Investments

  The Company's policy is to invest cash in excess of operating requirements in income producing investments. Short-term cash investments at December 31, 1996 and June 30, 1997 include commercial paper and money market accounts stated at cost, which approximates market.

 Cash and Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)

1. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

  Effective January 1, 1996, the Company changed the method used to calculate depreciation on new purchases of property and equipment from accelerated methods (principally the double-declining balance method) to the straight-line method. The Company believes the straight-line method provides a better matching of expenses with revenues over the productive life of the assets. In addition, the Company believes the new method should improve the comparability of its financial statements with other information technology consulting companies. The effect of the change during 1996 increased pro forma earnings and pro forma earnings per share by $58,600 and $.01, respectively.

 Income Taxes

  Historically, Superior was taxed under Subchapter S of the Internal Revenue Code. The Subchapter S election of Superior was terminated prior to the closing of the initial public offering of common stock in October 1996. In addition, through December 31, 1994, Enterprise had also elected to be taxed under Subchapter S. As a result of the Subchapter S elections, federal income taxes were payable personally by the stockholders. Accordingly, the 1994 consolidated statement of operations does not include a provision for federal income taxes, the 1995 statement includes a provision for federal income taxes only for Enterprise, and the 1996 statement includes a provision for federal income taxes for Enterprise for the entire year, and for Superior for only a portion of the year. Accordingly, a pro forma provision for income taxes is presented as if the consolidated Company was taxed as a C Corporation for the year ended December 31, 1996.

  Taxes on earnings, including pro forma calculations and the impact of deferred income taxes as a result of termination of the Subchapter S election, are accounted for under the liability method pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income tax expense recorded in the fourth quarter of 1996 as a result of Superior's termination of the Subchapter S election totalled approximately $130,000.

 Deferred Bonus

  Of the non-current deferred bonuses, approximately $190,000 are payable no later than March 1999 and approximately $390,000 are payable no later than March 2000, subject to and contingent upon employees' continued employment on those dates.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

 Fair Value of Financial Instruments

  Management believes the fair value of financial instruments approximates their carrying amounts. The carrying value of the cash and short-term investments approximates their estimated fair values based upon quoted market prices. Management believes the fair value of stockholders' notes receivable approximate their carrying values based on current rates for instruments with similar characteristics.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

 Revenue Recognition

  The Company recognizes revenues as services are performed for projects billed on a time and materials basis. On fixed-fee projects, the Company recognizes revenue using the percentage of completion basis. Deferred revenue represents billings and collections made in advance of services being performed.

 Recently Issued Financial Accounting Standard

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), which (i) replaces the presentation of primary earnings per share (EPS) with a presentation of basic EPS; (ii) requires dual presentation of basic and diluted EPS on the face of the consolidated statements of income regardless of whether basic and diluted EPS are the same; and (iii) requires a reconciliation of the numerator and denominator used in computing basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to Accounting Principles Board Opinion
15. The effect of applying SFAS 128 is not expected to be significant.

  SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS 128 requires restatement of all prior-period EPS data presented.

2. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  A summary of activity in connection with the allowance for doubtful accounts follows:

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1994     1995     1996
   Allowance for doubtful accounts at beginning of
    year........................................... $    40  $     49 $    279
   Charged to bad debt expense.....................       9       230       45
                                                    -------  -------- --------
   Allowance for doubtful accounts at end of year.. $    49  $    279 $    324
                                                    =======  ======== ========

3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                            DECEMBER 31,               RANGE OF
                                           ----------------  JUNE 30,   USEFUL
                                            1995     1996      1997      LIVES
   Office equipment....................... $   338  $   735  $   791   5-7 Years
   Computer equipment.....................   1,275    2,375    3,888   5-7 Years
   Office machines........................     499      847    1,102   5-7 Years
   Condominiums...........................     --       256      256    40 Years
   Leasehold improvements.................     --        24      107     7 Years
                                           -------  -------  -------
                                             2,112    4,237    6,144
     Less: accumulated depreciation.......  (1,127)  (1,639)  (2,089)
                                           -------  -------  -------
   Property and equipment, net............ $   985  $ 2,598  $ 4,055
                                           =======  =======  =======

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)


4. LINES OF CREDIT

  Superior has a line of credit with a bank which allows borrowings of up to $2.5 million, due on demand, with no scheduled maturity date. Borrowings bear interest at 0.5% above the bank's prime rate and are collateralized by Superior's accounts receivable. At December 31, 1995 and December 31, 1996, there were no amounts outstanding on this line.

  Enterprise has a line of credit with a bank which allows the Company to borrow up to $500,000, due on demand, with no scheduled maturity date. Borrowings bear interest at 0.5% above the bank's prime rate and are collateralized by all assets of Enterprise. At December 31, 1995, $50,000 was outstanding on this line. No amounts were outstanding on this line as of December 31, 1996.

  As of June 30, 1997 no amounts were outstanding on the line of credit.

5. ACCRUED LIABILITIES

  Accrued liabilities consist of the following:

                                                          DECEMBER 31,
                                                          ------------- JUNE 30,
                                                           1995   1996    1997
   Payroll and withholding taxes......................... $1,736 $1,094  $1,374
   Bonuses and commissions...............................    783  1,691   1,511
   Profit sharing........................................    482    450     654
                                                          ------ ------  ------
     Total accrued liabilities........................... $3,001 $3,235  $3,539
                                                          ====== ======  ======

6. STOCKHOLDERS' EQUITY

 Initial Public Offering

  On October 16, 1996, the Company completed the public offering of 2,723,623 shares of its common stock at $16 per share, resulting in net proceeds of approximately $39,686,000. In connection with the offering, as discussed in
Note 1, Superior terminated its Subchapter S status. The undistributed earnings of Superior as of the date of the termination of its S Corporation status were insignificant.

 Stock Option Plans

  In June 1987, Superior adopted the 1987 Key Employees' Stock Option Plan (the "old Stock Plan") under which incentive and non-statutory stock options to acquire shares of Superior's common stock could be granted to officers and other employees. The old Stock Plan was administered by the Board of Directors and permitted the issuance of options for up to 1,600,025 shares of common stock. Effective January 1, 1993, the exercise price was the estimated fair market value per share as determined by the Board of Directors at the time the option was granted. Options were exercisable not sooner than the date of and immediately prior to (1) any sale of all or substantially all of Superior's stock or assets or a merger into an acquiring entity or (2) the initial public offering of common stock, and terminated if not exercised upon the occurrence of these events. As of December 31, 1995, Superior had granted 58,127 options to key management and members of the Board of Directors under the old Stock Plan, all of which were exercised during 1996. The old Stock Plan was terminated in 1996.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)


6. STOCKHOLDERS' EQUITY (CONTINUED)

  Effective September 1, 1996, the Company adopted its Long-Term Incentive Plan (the "new Plan"). Pursuant to the new Plan, a maximum of 900,000 shares of common stock are reserved for the granting of incentive, nonstatutory or formula options, restricted stock grants and other equity-based compensation. The options, other than the director formula options, may have terms not exceeding ten years when granted. The Company granted 219,800 options in connection with its initial public offering at an exercise price per share equal to the initial public offering price. The exercise price of each option equals the market price of the Company's stock on the date of grant.

  The Company follows the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. For options to non-employees, the Company follows the provisions of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). For the year ended December 31, 1996, compensation expense of approximately $43,000 was recognized for the fair value of stock options granted to non-employees.

  Had compensation cost for the plans been determined based on the fair value of all the options at the grant dates consistent with SFAS 123, for the year ended December 31, 1996 the Company's net loss, pro forma net earnings and pro forma net earnings per share would have been $(553,000), $2,284,000 and $0.42, respectively.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1996: dividend yield of 0%, expected volatility of 52%, risk-free interest rate of 6.38% and expected life of 5 years.

  A summary of the status of the Company's stock option plans as of December 31, 1994, 1995 and 1996, and changes during the years ending on those dates, is presented below:

                                      1994            1995            1996
                                 --------------- --------------- ---------------
                                        WEIGHTED        WEIGHTED        WEIGHTED
                                        AVERAGE         AVERAGE         AVERAGE
                                 SHARES EXERCISE SHARES EXERCISE SHARES EXERCISE
                                 (000)   PRICE   (000)   PRICE   (000)   PRICE
   Outstanding at beginning of
    year.......................   716    $2.48     714   $2.48     58    $ 3.40
    Granted....................   --       --      --      --     226     16.14
    Exercised..................   --       --      --      --     (58)     3.40
    Forfeited..................    (2)    2.81    (656)   2.41    --        --
                                  ---             ----            ---
   Outstanding at year-end.....   714     2.48      58    3.40    226     16.14
   Options exercisable at year-
    end........................   --       --      --      --      21     16.00
   Weighted-average fair value
    of options granted during
    the year...................   --       --      --      --     226      8.44

  The following information applies to options outstanding at December 31, 1996:

     Number outstanding..........................................       225,800
     Range of exercise prices.................................... $16.00-$21.25
     Weighted-average exercise price.............................        $16.14
     Weighted-average remaining contractual life.................    4.78 years

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)

7. INCOME TAXES

  The historical income tax provision consists of the following:

                                                                     SIX MONTHS
                                             YEAR ENDED DECEMBER 31,   ENDED
                                             -----------------------  JUNE 30,
                                              1994    1995    1996      1997
   Current federal income taxes............. $   --  $    32 $   540   $1,515
   Deferred federal income taxes............     --      133      65     (287)
   Current state income taxes...............     --      --       32      212
   Tax benefit from exercise of stock
    options credited directly to additional
    paid-in capital.........................     --      --      249      --
                                             ------- ------- -------   ------
                                             $   --  $   165 $   886   $1,440
                                             ======= ======= =======   ======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                            DECEMBER
                                                               31,
                                                            ---------
                                                                      JUNE 30,
                                                            1995 1996   1997
   Deferred tax assets:
     Compensation payable.................................. $--  $540   $573
     Allowance for bad debts...............................  --   110    132
     Deferred revenue......................................  --    79    165
                                                            ---- ----   ----
       Total gross deferred tax assets.....................  --   729    870
   Deferred tax liabilities:
     Change from cash to accrual basis of tax accounting
      for Enterprise effective January 1, 1995, and for
      Superior effective January 1, 1996...................  133  873    750
     Depreciation..........................................  --    54     31
                                                            ---- ----   ----
       Total gross deferred tax liabilities................  133  927    781
                                                            ---- ----   ----
       Net deferred tax liability (asset).................. $133 $198   $(89)
                                                            ==== ====   ====

  A reconciliation of the provision for income taxes follows:

                           YEAR ENDED DECEMBER 31,   SIX MONTHS ENDED JUNE 30,
                          ------------------------- ----------------------------
                                            1996                1996
                                             PRO                PRO
                           1995    1996     FORMA     1996     FORMA     1997
Expected expense at the
 statutory rate.........  $    62 $   158 $   1,354 $   (168) $   536  $   1,230
Effect of Superior's S
 Corporation election...       83     415       --       170      --         --
Permanent differences;
 expenses recognized for
 book, not tax..........       20      32        55       11       25         70
Tax benefit from
 exercise of stock
 options credited
 directly to additional
 paid-in capital........      --      249       --       --       --         --
State income taxes......      --       32       159      --        64        140
                          ------- ------- --------- --------  -------  ---------
  Total income taxes....  $   165 $   886 $   1,568 $     13  $   625  $   1,440
                          ======= ======= ========= ========  =======  =========

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)

8. PROFIT-SHARING PLAN

  The Company has a profit-sharing plan which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to the maximum allowable under tax regulations. Company contributions are fully discretionary. Profit sharing expense was $235,000, $450,000, $450,000, $280,000 and $204,000 for the years ended December 31, 1994, 1995, 1996 and six months ended June 30, 1996 and 1997, respectively.

9. COMMITMENTS

  The Company leases its office facilities, certain equipment and vehicles under lease agreements classified as operating leases. Future minimum lease payments under such noncancelable operating leases as of December 31, 1996 are summarized as follows:

     YEARS ENDING DECEMBER 31
         1997........................................................... $  531
         1998...........................................................    503
         1999...........................................................    463
         2000...........................................................    407
         2001...........................................................    411
         Thereafter.....................................................    644
                                                                         ------
           Total future minimum lease payments.......................... $2,959
                                                                         ======

  Rent expense amounted to approximately $298,000, $356,000, $384,000, $161,000 and $338,000 for the years ended December 31, 1994, 1995, 1996 and the six months ended June 30, 1996 and 1997, respectively, and has been included in selling, general and administrative expenses in the accompanying statements of operations.

  In connection with its initial public offering, the Company entered into a tax indemnification agreement with three shareholders of Superior which provides for, among other things, the indemnification of each such shareholder for any losses or liabilities with respect to any additional taxes (including interest, penalties and legal fees), and the repayment to the Company of any amounts received as refunds resulting from Superior's operations during the period in which it was an S Corporation. Management believes that the Company's maximum exposure pursuant to this agreement is not material.

10. RELATED PARTY TRANSACTIONS

  The Company had an unsecured note payable to the trust of the majority stockholder which matured in August 1996, and bore interest at 8.75% per annum. Interest expense on this note was approximately $4,000 and $5,000 for the years ended December 31, 1995 and 1996, respectively.

  During 1995, Superior issued 658,833 shares of its common stock to two stockholders in exchange for two promissory notes totaling $750,000 and the cancellation of outstanding stock options. The notes bear interest at 7.7% per annum and require annual payments totaling $75,000. Interest income on these notes totaled approximately $40,000 and $58,000 for the years ended December 31, 1995 and 1996, and $17,500 and $28,000 for the six months ended June 30, 1996 and 1997, respectively. The Company has recorded compensation expense and a related increase to additional paid-in capital of $225,000 for the year ended December 31, 1995 representing the difference between the estimated market value of the common stock at the date of issuance and its selling price.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)


10. RELATED PARTY TRANSACTIONS (CONTINUED)

  Commencing in year ended December 31, 1996, the Company chartered aircraft from a company owned by the majority stockholder, at a total cost of approximately $36,000. For the six months ended June 30, 1997, the Company incurred costs of approximately $92,000 in connection with chartering such aircraft.

11. MAJOR CUSTOMERS

  During the year ended December 31, 1994, the Company derived approximately 39% of its revenues from three customers, with each customer providing over 10% of revenues. During the year ended December 31, 1995, the Company derived approximately 13% of its revenues from a single customer. As of December 31, 1995, accounts receivable from a single customer comprised 15% of total assets. As of and for the year ended December 31, 1996 and June 30, 1997, no single customer provided over 10% of the Company's accounts receivable or revenue.

12. PRO FORMA ADJUSTMENTS TO FINANCIAL STATEMENTS (UNAUDITED)

  The following pro forma adjustments have been made to the historical results of operations to make the presentations more comparable in relation to future periods.

  (a) Elimination of executive compensation expense (including bonuses) in excess of the amount that would have been paid had the compensation-limiting agreements, for the majority stockholder and two other executive officers, which became effective concurrent with the closing of the Company's initial public offering of common stock on October 16, 1996, been effective throughout such periods.

  (b) Computation of federal income taxes assuming an effective tax rate of 39.4% for the year ended December 31, 1996, and 39.6% for the six months ended June 30, 1996 which would have been recorded had Superior been a C Corporation and after eliminating the executive compensation expense in (a).

13. PRO FORMA AND SUPPLEMENTAL NET EARNINGS PER SHARE

  Pro forma net earnings per share is computed based on the weighted average number of shares of common stock outstanding during 1996, and includes the dilutive effect of unexercised stock options using the treasury stock method.

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1996
     Supplemental net earnings...............................      $2,414
                                                                   ======
     Supplemental net earnings per share.....................      $ 0.44
                                                                   ======
     Weighted average number of common and common equivalent
      shares outstanding.....................................       5,471
                                                                   ======

  Supplemental net earnings represents pro forma net earnings adjusted for the elimination of interest expense associated with the repayment of $260,000 in debt under lines of credit in conjunction with the Company's initial public offering.

           SUPERIOR CONSULTANT HOLDINGS CORPORATION AND SUBSIDIARIES

  FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996 AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS,
                            EXCEPT PER SHARE DATA)

13. PRO FORMA AND SUPPLEMENTAL NET EARNINGS PER SHARE (CONTINUED)

  Supplemental net earnings per share has been computed by dividing supplemental net earnings by the weighted average number of common and common equivalent shares outstanding during the period used in the pro forma net earnings per share and the assumed issuance of 16,250 shares of common stock by the Company which would be necessary to generate gross proceeds sufficient to repay the $260,000 in debt outstanding at October 10, 1996 in conjunction with the Company's initial public offering.

14. PURCHASE ACQUISITION

  Effective March 12, 1997, the Company purchased a healthcare consulting business based in California for $3.2 million in cash, $1.6 million of newly-issued common stock, and a maximum additional payment of $1.5 million payable in cash over a three-year period. Goodwill of approximately $5.0 million resulted from the transaction, which will be amortized over 15 years on a straight-line basis.

  Had the acquisition been made as of January 1, 1996, pro forma revenues, net earnings and net earnings per share would have been $40,130,000, $3,142,000, and $.57 for the year ended December 31, 1996, and $26,975,000, $2,125,000 and
$.28 for the six months ended June 30, 1997, respectively.

15. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

  Effective July 29, 1997, the Company completed a business combination with COMSUL, Ltd., a California corporation. The transaction was consummated as a merger involving the issuance of 240,630 shares of the Company's common stock having a value of approximately $7.7 million. The acquisition will be accounted for as a pooling of interests.

  Effective August 14, 1997, the Company completed a business combination with Chi Systems, Inc., a Delaware corporation. The transaction was consummated as a merger involving the issuance of 331,509 shares of the Company's common stock having a value of approximately $11.2 million. The acquisition will be accounted for as a pooling of interests.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
The Kaufman Group, Inc.:

  We have audited the accompanying balance sheet of The Kaufman Group, Inc. (a California corporation) ("Kaufman") as of December 31, 1996, and the related statements of operations and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Kaufman's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaufman as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Detroit, Michigan
May 13, 1997

                            THE KAUFMAN GROUP, INC.

                                 BALANCE SHEET

                                                                   DECEMBER 31,
                                                                       1996
                              ASSETS                               ------------
Current assets
  Cash and cash equivalents.......................................  $  130,560
  Accounts receivable.............................................     894,071
                                                                    ----------
    Total current assets..........................................   1,024,631
Property and equipment, net.......................................      43,121
                                                                    ----------
    Total Assets..................................................  $1,067,752
                                                                    ==========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable................................................  $   62,565
  Accrued liabilities.............................................     172,995
  Deferred revenue................................................      36,500
  Income taxes payable............................................      38,000
  Deferred income taxes...........................................     235,000
                                                                    ----------
    Total current liabilities.....................................     545,060
Commitment (Note 7)...............................................         --
Stockholders' equity
  Common stock; authorized 100,000 shares of $1 par value; issued and outstanding,
   1,000 shares...................................................       1,000
  Additional paid-in capital......................................       5,024
  Retained earnings...............................................     516,668
                                                                    ----------
    Total stockholders' equity....................................     522,692
                                                                    ----------
      Total Liabilities and Stockholders' Equity..................  $1,067,752
                                                                    ==========


    The accompanying notes are an integral part of this financial statement.

                            THE KAUFMAN GROUP, INC.

                 STATEMENT OF OPERATIONS AND RETAINED EARNINGS

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
Revenues...........................................................  $4,204,980
Costs and expenses
  Cost of services.................................................   1,182,625
  Selling, general and administrative expenses.....................     555,234
  Executive compensation expense...................................   2,712,445
                                                                     ----------
    Total costs and expenses.......................................   4,450,304
                                                                     ----------
    Loss from operations...........................................    (245,324)
Other income, principally interest income..........................      21,484
                                                                     ----------
    Loss before income taxes.......................................    (223,840)
Income tax benefit.................................................     (82,200)
                                                                     ----------
    Net loss.......................................................    (141,640)
Retained earnings--beginning of year...............................     658,308
                                                                     ----------
Retained earnings--end of year.....................................  $  516,668
                                                                     ==========


    The accompanying notes are an integral part of this financial statement.

                            THE KAUFMAN GROUP, INC.

                            STATEMENT OF CASH FLOWS

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1996
                                                                   ------------
Cash flows from operating activities
  Net loss........................................................  $(141,640)
  Adjustments to reconcile net loss to net cash provided by
   operating activities
    Depreciation and amortization.................................     20,767
    Deferred income tax credit....................................   (121,000)
    Changes in operating assets and liabilities:
      Accounts receivable.........................................    270,530
      Other assets................................................        800
      Accounts payable............................................     45,214
      Accrued liabilities.........................................      9,802
      Deferred revenue............................................     36,500
      Income taxes payable........................................     38,000
                                                                    ---------
        Net cash provided by operating activities.................    158,973
Cash flows used in investing activities:
  Purchases of property and equipment.............................    (36,247)
                                                                    ---------
Net increase in cash and cash equivalents.........................    122,726
Cash and cash equivalents, beginning of period....................      7,834
                                                                    ---------
Cash and cash equivalents, end of period..........................  $ 130,560
                                                                    =========


    The accompanying notes are an integral part of this financial statement.

                            THE KAUFMAN GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. NATURE OF OPERATIONS

  The Kaufman Group, Inc. (Kaufman) provides management consulting for firms in the health care industry throughout the United States. Such consulting services include structuring medical groups, group practices operations improvement, practice valuations and practice acquisitions.

2. SUMMARY OF ACCOUNTING POLICIES

 Cash and Cash Equivalents

  For purposes of the statement of cash flows, Kaufman considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost. Expenditures for major renewals and improvements that extend the useful life of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

 Income Taxes

  Taxes are accounted for under the liability method pursuant to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

 Accounts Receivable

  Kaufman believes that all accounts receivable as of December 31, 1996 are fully collectible. Therefore, no allowance for doubtful accounts has been recorded.

 Revenue Recognition

  Kaufman recognizes revenues as services are performed for projects billed on a time and materials basis. On fixed-fee projects, Kaufman recognizes revenue using the percentage of completion basis. Deferred revenue represents billings and collections made in advance of services being performed.

                            THE KAUFMAN GROUP, INC.

                               DECEMBER 31, 1996


3. PROPERTY AND EQUIPMENT

  Property and equipment consists of the following at December 31, 1996:

                                                                        RANGE
                                                                       OF LIFE
   Machinery and equipment.................................. $ 83,693 3-10 years
   Furniture and fixtures...................................   22,600 3-10 years
                                                             --------
                                                              106,293
     Less accumulated depreciation..........................   63,172
                                                             --------
                                                             $ 43,121
                                                             ========

4. ACCRUED LIABILITIES

  Accrued liabilities consist of the following at December 31, 1996:

     Payroll and withholding taxes.................................... $  4,156
     Profit sharing...................................................   60,839
     Bonuses..........................................................  108,000
                                                                       --------
       Total accrued liabilities...................................... $172,995
                                                                       ========

5. INCOME TAXES

  The historical income tax benefit consists of the following for the year ended December 31, 1996:

     Current federal income taxes................................... $  30,000
     Deferred federal income tax credit.............................  (121,000)
     Current state income taxes.....................................     8,800
                                                                     ---------
                                                                     $ (82,200)
                                                                     =========

  The tax effects of temporary differences that give rise to the deferred tax liability at December 31, 1996 are as follows:

     Accrual basis of accounting for financial reporting, cash basis for tax reporting.............................................. $232,000
     Depreciation....................................................    3,000
                                                                      --------
                                                                      $235,000
                                                                      ========

6. PROFIT-SHARING PLAN

  Kaufman has a profit-sharing plan which qualifies under Section 401(k) of the Internal Revenue Code. Eligible employees may contribute up to the maximum allowable under tax regulations. Company contributions are fully discretionary. Profit sharing expense was $57,000 for the year ended December 31, 1996.

                            THE KAUFMAN GROUP, INC.

                               DECEMBER 31, 1996


7. COMMITMENT

  The Company leases its office facilities under a lease agreement classified as an operating lease. Future minimum lease payments under such noncancelable operating lease as of December 31, 1996 are summarized as follows:

     YEARS ENDING DECEMBER 31
         1997......................................................... $ 63,000
         1998.........................................................   53,000
                                                                       --------
           Total future minimum lease payments........................ $116,000
                                                                       ========

  Rent expense amounted to approximately $63,000 for the year ended December 31, 1996, and has been included in selling, general and administrative expenses in the accompanying statement of operations.

8. MAJOR CUSTOMER

  During the year ended December 31, 1996, the Company derived approximately 23% of its revenue from one customer. As of December 31, 1996, accounts receivable from this customer comprised approximately 13% of total accounts receivable.

9. SUBSEQUENT EVENT

  Effective March 12, 1997, the Company was purchased by Superior Consultant Company, Inc. (a subsidiary of Superior Consultant Holdings Corporation) for $3.2 million in cash, $1.6 million of newly-issued common stock of Superior, and a maximum additional payment of $1.5 million payable in cash over a three-year period.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CRE-ATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information.....................................................    2
Additional Information....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
The Company...............................................................   14
Use of Proceeds...........................................................   14
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Pro Forma Unaudited Consolidated Condensed Financial Information..........   16
Selected Consolidated Financial Data......................................   18
Recent Financial Results..................................................   20
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   21
Business..................................................................   28
Management................................................................   42
Certain Transactions......................................................   49
Principal and Selling Stockholders........................................   50
Description of Capital Stock..............................................   51
Shares Eligible for Future Sale...........................................   53
Underwriting..............................................................   55
Legal Matters.............................................................   56
Experts...................................................................   56
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 SHARES


                                     LOGO

                              SUPERIOR CONSULTANT
                             HOLDINGS CORPORATION

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                            WILLIAM BLAIR & COMPANY

                           JEFFERIES & COMPANY, INC.

                               OCTOBER 30, 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------